Exhibit 99.91

GRANDVIEW GOLD INC.

Notice of Meeting

and

Management Information Circular

in respect of the

Annual and Special Meeting of Shareholders

to be held on November 28, 2011

OCTOBER 28, 2011

GRANDVIEW GOLD INC.

330 Bay Street, Suite 820, Toronto, ON M5H 2S8

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

to be held on November 28, 2011

TO THE SHAREHOLDERS OF GRANDVIEW GOLD INC.

NOTICE IS HEREBY GIVEN that an annual and special meeting (the "Meeting") of shareholders ("Shareholders") of common shares ("Common Shares") of Grandview Gold Inc. ("Grandview", or the "Corporation") will be held at 130 King Street West, Suite 1600, Toronto, ON M5X 1J5 at 10:00 a.m. (Toronto time) on Monday, November 28, 2011 for the following purposes:

1.	to receive the financial statements of the Corporation for the year ended May 31, 2011, together with the auditors' report thereon;

2.	to elect the directors of the Corporation for the ensuing year;

3.	to appoint the auditors of the Corporation for the ensuing year and authorize the directors to fix their remuneration;

4.

to consider and, if deemed advisable, to pass (with or without variation) an ordinary resolution of the disinterested shareholders approving and confirming an extension of the term of Common Share purchase warrants previously issued by the Corporation as set out in the proposed resolution set forth in the management information circular dated October 28, 2011 (the "Circular") of the Corporation, the text of which is incorporated herein by reference;

5.

to consider and, if deemed advisable, to pass an ordinary resolution to repeal the existing By-Laws of the Corporation and to adopt new By-Laws, as more particularly described in the accompanying Circular; and

6.	to transact such other business as may properly be brought before the Meeting or any adjournment or adjournments thereof.

The specific details of the matters to be put before the Meeting as identified above are set forth in the Circular of the Corporation accompanying and forming part of this notice. Shareholders should refer to the Circular for more detailed information with respect to the matters to be considered at the Meeting.

If you are a registered shareholder of the Corporation and are unable to attend the Meeting in person, please date and execute the accompanying form of proxy and return it in the envelope provided to Equity Financial Trust Company, the registrar and transfer agent of the Corporation, at 200 University Avenue, Suite 400, Toronto, Ontario M5H 4H1 by no later than 5:00 p.m. (Toronto time) on November 25, 2011, or in the case of any adjournment of the Meeting, not less than 48 hours prior to the time of such meeting.

If you are not a registered shareholder of the Corporation and receive these materials through your broker or through another intermediary, please complete and return the form of proxy in accordance with the instructions provided to you by your broker or by the other intermediary.

The directors of the Corporation have fixed the close of business on October 28, 2011 as the record date for the determination of the shareholders of the Corporation entitled to receive notice of the Meeting.

By order of the Board of Directors

“Paul Sarjeant”
__________________________________
PAUL SARJEANT, P. Geo
Director, President and Chief Executive Officer

October 28, 2011

GRANDVIEW GOLD INC.
330 Bay Street, Suite 820, Toronto, ON M5H 2S8

MANAGEMENT INFORMATION CIRCULAR

FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 28, 2011

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management ("Management") of Grandview Gold Inc. ("Grandview" or the "Corporation") for use at the annual and special meeting (the "Meeting") of the shareholders ("Shareholders") of common shares ("Common Shares") of the Corporation.

The Meeting will be held at 130 King Street West, Suite 1600, Toronto, ON M5X 1J5 at 10:00 a.m. (Toronto time) on November 28, 2011, and at any adjournments thereof for the purposes set forth in the Notice of Annual and Special Meeting of Shareholders accompanying this Information Circular. Information contained herein is given as of October 28, 2011 unless otherwise specifically stated.

Solicitation of proxies will be primarily by mail but may be supplemented by solicitation personally by directors, officers and employees of the Corporation without special compensation. The cost of solicitation by Management will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

Enclosed herewith is a form of proxy for use at the Meeting. The persons named in the form of proxy are directors and officers of the Corporation. A Shareholder submitting a proxy has the right to appoint a nominee (who need not be a Shareholder) to represent him at the Meeting other than the persons designated in the enclosed proxy form by inserting the name of his chosen nominee in the space provided for that purpose on the form and by striking out the printed names.

A form of proxy will not be valid for the Meeting or any adjournment thereof unless it is signed by the Shareholder or by the Shareholder's attorney authorized in writing or, if the Shareholder is a corporation, it must be executed by a duly authorized officer or attorney thereof. The proxy, to be acted upon, must be deposited with the registrar and transfer agent of the Corporation, Equity Financial Trust Company at 200 University Avenue, Suite 400, Toronto, Ontario M5H 4H1 by 5:00 p.m. (Toronto time) on November 25, 2011, or in the case of any adjournment of the Meeting, not less than 48 hours prior to the time of such meeting, or delivering it to the Chairman of the Meeting, on the day of the meeting or any adjournment thereof prior to the time of the voting.

A Shareholder who has given a proxy may revoke it prior to its use, in any manner permitted by law, including by instrument in writing executed by the Shareholder or by his attorney authorized in writing or, if the Shareholder is a corporation, executed by a duly authorized officer or attorney thereof and deposited at the office of the Equity Financial Trust Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of the Meeting on the day of the Meeting or any adjournment thereof.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many Shareholders as a substantial number of Shareholders do not hold Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of Grandview as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder's name on the records of Grandview. Such Common Shares will more likely be registered under the names of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the names of CDS & Co. (the registration name for CDS Depository and Clearing Services Inc., which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting Common Shares for the broker's clients. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered shareholders; however, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Services, Inc. ("Broadridge"). Broadridge typically mails a scanable voting instruction form in lieu of the form of proxy. The Beneficial Shareholder is requested to complete and return the voting instruction form to them by mail or facsimile. Alternatively, the Beneficial Shareholder can call a toll-free telephone number to vote the Common Shares held by the Beneficial Shareholder. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a voting instruction form cannot use that voting instruction form to vote Common Shares directly at the Meeting as the voting instruction form must be returned as directed by Broadridge well in advance of the Meeting in order to have the Common Shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for a registered shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Common Shares as proxyholder for a registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

VOTING OF PROXIES

All Common Shares represented at the Meeting by properly executed proxies will be voted on any ballot that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the accompanying form of proxy, the Common Shares represented by the proxy will be voted in accordance with such instructions. In the absence of any such instruction, the persons whose names appear on the printed form of proxy will vote in favour of all the matters set out thereon. The enclosed form of proxy confers discretionary authority upon the persons named therein. If any other business or amendments or variations to matters identified in the Notice of Meeting properly comes before the Meeting then discretionary authority is conferred upon the person appointed in the proxy to vote in the manner they see fit, in accordance with their best judgment. At the time of the printing of this Information Circular, Management knows of no such amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting.

SUPPLEMENTAL MAILING LIST

Under National Instrument 51-102 - Continuous Disclosure Obligations, a person or corporation who in the future wishes to receive financial statements and the related management's discussion and analysis from the Corporation must deliver a written request for such material to the Corporation, together with a signed statement that the person or corporation is the owner of securities (other than debt instruments) of the Corporation. Shareholders who wish to receive financial statements and the related management's discussion and analysis are encouraged to send the enclosed mail card, together with the completed form of proxy to Equity Financial Trust Company, at 200 University Avenue, Suite 400, Toronto, Ontario M5H 4H1. Copies of the Corporation's annual and interim financial statements are also available on SEDAR at www.sedar.com.

APPROVAL OF MATTERS

Unless otherwise noted, approval of matters to be placed before the Meeting is by an "ordinary resolution", which is a resolution passed by a simple majority (50% plus 1) of the votes cast by Shareholders of the Corporation present and entitled to vote in person or by proxy.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of convertible, redeemable, voting, non-participating shares (the "Preference Shares") of which, on the date of this Circular, 81,163,032 Common Shares and no Preference Shares were issued and outstanding.

Common Shares

The holders of Common Shares are entitled to receive notice of and to attend any meeting of the Shareholders (except meetings at which only the holders of another class of shares are entitled to vote) and are entitled to one vote for each Common Share held. Subject to the prior rights of the holders of the Preference Shares or any other shares ranking senior to the Common Shares, the holders of the Common Shares are entitled to: (a) receive any dividends as and when declared by the board of directors of the Corporation (the "Board") out of the assets of the Corporation properly applicable to the payment of dividends, in such amount and in such form as the Board may from time to time determine; and (b) receive the remaining property of the Corporation in the event of any liquidation, dissolution of winding-up of the Corporation.

Each Shareholder is entitled to one vote for each Common Share shown as registered in his or her name on the list of Shareholders. The list of Shareholders will be prepared as of October 28, 2011, the record date fixed for determining shareholders entitled to the notice of the Meeting.

Other than as set out below, to the knowledge of the directors and executive officers of the Corporation, as of the date hereof, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities carrying ten percent (10%) or more of the voting rights attached to any class of voting securities of the Corporation.

Shareholder	Number of Securities Held	% of Issued and Outstanding Voting Securities Held
Centerpoint Resources Inc.	20,000,000 Common Shares	24.64%

DIVIDEND POLICY

The Corporation has not paid any dividends on the Common Shares to date and does not expect to pay dividends on such shares in the foreseeable future. It is anticipated that all available funds will be used to finance the future development of the Corporation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED ON

Management is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or executive officer or any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting other than the election of directors or the appointment of auditors.

STOCK OPTION PLAN

The Corporation has established a stock option plan, ratified and adopted by the Shareholders on March 26, 2004, amended on October 30, 2006 and October 30, 2009 and ratified and re-confirmed by the Shareholders on November 30, 2009 (the "Option Plan"), for the granting for the granting of incentive stock options ("Options") to directors, officers and employees of the Corporation or to a consultant (the "Participants"). The Option Plan is intended to afford persons who provide services to the Corporation, whether as directors, officers, employees or consultants, an opportunity to obtain a proprietary interest in Grandview by permitting them to purchase Common Shares, thereby more closely aligning the personal interests of such directors, officers, employees and consultants to those of Shareholders, and to aid in attracting as well as retaining and encouraging the continued involvement of such persons with the Corporation.

Description of the Option Plan

Under the Option Plan:

Options may be granted in such numbers and with such vesting provisions as the Board may determine;

(a)

the exercise price of Options shall not be less than the "discounted market price" of the Common Shares at the date of granting such option. For purposes of the Option Plan, "discounted market price" means the greater of the closing market price of the underlying Common Shares on (a) the closing price of the Common Shares on the TSX on the last business day prior to the date on which the Option is granted, and (b) the date of the grant of the Option;

(b)	the term and expiry date of the Options granted shall be determined in the discretion of the Board at the time of granting of the Options;

(c)	the maximum term for Options is five years;

(d)	the Options are not assignable or transferable, with the exception of an assignment made to a personal representative of a deceased Participant;

(e)

the aggregate number of Common Shares reserved for issuance pursuant to Options granted to any one person, when combined with any other share compensation arrangement, may not exceed 5% of the outstanding Common Shares (on a non-diluted basis);

(f)

the number of Common Shares, together with Grandview’s other previously established or proposed share compensation arrangements, (i) issuable (or reserved for issuance) to "insiders" of the Corporation may not exceed 10% of the outstanding Common Shares, or (ii) issued to "insiders" of Grandview within a one year period may not exceed 10% of the outstanding Common Shares;

(g)	the issuance of Common Shares to any one individual within a one-year period may not exceed 5% of the issued and outstanding Common Shares;

(h)	the issuance of Common Shares to any one "consultant" of the Corporation, within a one-year period, may not exceed 2% of the issued and outstanding Common Shares;

(i)

the issuance of Common Shares to any one "consultant" of the Corporation engaged to provide investor relation activities for the Corporation, within a one-year period, may not exceed 1% of the issued and outstanding Common Shares;

(j)

the vesting period or periods within the ten year maximum term during which an Option or a portion thereof may be exercised by a Participant shall be determined by the Board. Further, the Board may, in its sole discretion at any time or in the Option agreement in respect of any Options granted, accelerate or provide for the acceleration of, vesting of Options previously granted;

(k)

in the event of the resignation or retirement of a Participant, or the termination of the employment of a Participant, whether with or without cause or reasonable notice, prior to the expiry time of an Option, such Option shall cease and terminate on the ninetieth day following the effective date of such resignation, retirement or termination, and in the event of the death of a holder of Options, such Options shall be exercisable until the earlier of one year following the death of the holder, or the expiry time of such Option, whichever occurs first, and thereafter shall be of no further force or effect whatsoever as to the Common Shares in respect of which such Option has not previously been exercised;

(l)

in the event of a sale of Grandview or all or substantially all of its property and assets or a change of control of Grandview, holders of Options, whether such Options have vested or not in accordance with their terms, may exercise such options until the earlier of the expiry of the Options and the thirtieth day following the sale of Grandview or all or substantially all of its property and assets or a change of control of Grandview;

(m)

the aggregate number of Common Shares that may be reserved for issuance under the Option Plan, together with any Common Shares reserved for issuance under any other share compensation arrangement must not exceed 20% of the number of Common Shares, on a non-diluted basis, outstanding at the time; and

(n)	the Board retains the right to suspend, terminate, or discontinue the terms and conditions of the Option Plan by resolution of the Board.

Recent Changes Made to the Stock Option Plans

Effective October 27, 2011, the Board adopted certain changes to the Corporation's stock option plan in order to comply with the recent tax amendments to the Income Tax Act (Canada) concerning stock options awarded to employees, which came into force on January 1, 2011. The changes have the sole purpose of allowing the Corporation to establish the necessary measures to comply with the new income tax remittance obligations set out in the Income Tax Act (Canada). The approval of the Shareholders to the amendment was not required under the amendment provisions of the Option Plan or by the TSX and, accordingly, was not sought.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth the number of Common Shares to be issued upon exercise of outstanding options ("Options") issued pursuant to compensation plans under which equity securities of the Corporation are authorized for issuance, the weighted average exercise price of such outstanding Options and the number of Common Shares remaining available for future issuance under such compensation plans as at May 31, 2011.

Plan Category	Number of securities to be issued upon exercise of outstanding Options(1)	Weighted-average exercise price of outstanding Options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)(1)
Equity compensation plans approved by security holders(1)	5,250,000	$0.33	10,982,606
Equity compensation plans not approved by security holders	N/A	N/A	N/A
TOTAL	5,250,000	$0.33	10,982,606

__________________________
Note:

(1)	The Corporation currently has a rolling 20% stock option plan. As at May 31, 2011, 81,163,032 Common Shares were issued and outstanding.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors or executive officers of the Corporation were indebted to the Corporation as at May 31, 2011.

MANAGEMENT CONTRACTS

Management functions of the Corporation and its subsidiaries are not to any substantial degree performed by persons other than the directors or executive officers of the Corporation or subsidiary of the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

The directors and officers of the Corporation are not aware of any transaction since the beginning of the Corporation's last completed financial year or any proposed transaction that has materially affected or will materially affect the Corporation in which any director or senior officer of the Corporation, any proposed Management nominee for election as a director, any person beneficially owning or exercising control or direction over more than 10% of the Common Shares of the Corporation or any associate or affiliate of any of the foregoing has or had a material interest, direct or indirect.

ORDINARY BUSINESS

FINANCIAL STATEMENTS AND AUDITORS' REPORT

At the Meeting, Shareholders will consider the financial statements of the Corporation for the year ended May 31, 2011 and the auditors' report thereon, but no vote by the Shareholders with respect thereto is required or proposed to be taken.

APPOINTMENT OF AUDITORS

Shareholders of the Corporation will be asked at the Meeting to appoint PricewaterhouseCoopers LLP ("PWC") as the Corporation's auditors to hold office until the close of the next annual meeting of shareholders of the Corporation, and to authorize the directors of the Corporation to fix the auditors' remuneration.

UNLESS OTHERWISE SPECIFIED, THE PERSONS NAMED IN THE ACCOMPANYING PROXY INTEND TO VOTE FOR THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP, CHATERED ACCOUNTANTS AS AUDITORS OF THE CORPORATION UNTIL THE CLOSE OF THE NEXT ANNUAL MEETING OF SHAREHOLDERS AND FOR THE AUTHORIZATION OF THE DIRECTORS TO FIX THEIR REMUNERATION.

ELECTION OF DIRECTORS

The articles of the Corporation provide for a minimum of three (3) and a maximum of ten (10) directors. The Corporation has determined that six (6) directors will be elected at the Meeting.

UNLESS A CHOICE IS OTHERWISE SPECIFIED, IT IS INTENDED THAT THE SHARES REPRESENTED BY THE PROXIES HEREBY SOLICITED WILL BE VOTED BY THE PERSONS NAMED THEREIN FOR THE ELECTION OF THE NOMINEES WHOSE NAMES ARE SET FORTH BELOW, ALL OF WHOM ARE NOW MEMBERS OF THE BOARD OF DIRECTORS AND HAVE BEEN SINCE THE DATES INDICATED.

Management does not contemplate that any nominee will be unwilling or unable to serve as director but, if that should occur for any reason prior to the Meeting, it is intended that the persons named in the enclosed form of proxy shall reserve the right to vote for another nominee in his discretion. Each of the following persons is nominated to hold office as a director until the next annual meeting or until his successor is duly elected, unless his office is earlier vacated in accordance with the by-laws of the Corporation.

Name and Municipality of Residence	Office held with Grandview	Director Since	Principal Occupation	Common Shares Beneficially Owned Directly or Indirectly(1)
Paul Sarjeant Burlington, Ontario, Canada	President, Chief Executive Officer and Director	November 7, 2006	From 1999 until November, 2006 operated a securities business focused on strategic planning and investment analysis. Since his appointment, Mr. Sarjeant's full time employment has been with the Corporation.	133,333(2)
D. Richard Brown(3) Toronto, Ontario, Canada	Director	March 26, 2004	Partner at Osprey Capital Partners.	105,000(4)
Peter Born (3) Ottawa, Ontario, Canada	Director	June, 2007	Ph.D., professional registered geologist (ON) and President of 1727856 Ontario Ltd.	133,333(6)
Ken Hight(5) Toronto, Ontario, Canada	Director	May 12, 2008	From 2000-2005 served as CEO of ITG Canada and from 2005 – 2008 served as CEO of E*Trade Canada and concurrently EVP, E*Trade Financial New York, CEO of Liquidnet Cnada until September 2009. Currently Chair and CEO of Portage Mining Corp. and director of two other TSX-V companies.	133,333(7)
Jack Austin(3) Vancouver, British Columbia, Canada	Director	December 3, 2009	Currently Senior Advisor- International to Stern Partners Inc., President of Centerpoint Resources Inc., Chairman and director of New Pacific Minerals Corp. and Director of Yalian Steel Corporation.	600,000(8)
Ted Nunn(5) Vancouver, British Columbia, Canada	Director	December 3, 2009	President of Centershield Gold Mines Inc and VP Technical Services for Centerpoint Resources Inc.	Nil(9)

__________________________
Notes:

(1)

The information as to shares beneficially owned, directly or indirectly, not being within the knowledge of the Corporation, has been furnished by the respective directors and executive officers individually.

(2)

Paul Sarjeant holds options to purchase up to a total of 1,250,000 common shares of the Corporation, 600,000 being exercisable at the price of $0.68 per common share expiring on September 27, 2012, and the remaining 650,000 exercisable at $0.15 per common share expiring June 23, 2014. These options were granted to Mr. Sarjeant under the Option Plan. Mr. Sarjeant also holds 133,333 warrants exercisable at the price of $0.12 and expiring on December 3, 2011.

(3)	Chairman of the Audit Committee of the Board of Directors. The members of the Audit Committee are D. Richard Brown (Chairman), Jack Austin and Peter Born.
(4)

D. Richard Brown holds options to purchase up to a total of 650,000 common shares of the Corporation, 200,000 being exercisable at the price of $0.68 per common share expiring on September 27, 2012, and the remaining 450,000 exercisable at $0.15 per common share expiring June 23, 2014. These options were granted to Mr. Brown under the Option Plan.

(5)

Member of the Compensation Committee of the Board of Directors. The members of the Compensation Committee are Ken Hight (Chairman), Ted Nunn and Michael Hitch. Mr. Hitch is not standing for re-election to the Board.

(6)

Dr. Peter Born holds options to purchase up to a total of 600,000 common shares of the Corporation, 150,000 of which are exercisable at the price of $0.68 per common share expiring on September 27, 2012, and the remaining 450,000 exercisable at the price of $0.15 per common share expiring June 23, 2014. Dr. Born also holds 133,333 warrants exercisable at the price of $0.12 and expiring on December 3, 2011.

(7)

Ken Hight holds options to purchase up to a total of 450,000 common shares of the Corporation which are exercisable at the price of $0.15 per common share expiring June 23, 2014. Mr. Hight also holds 133,333 warrants exercisable at the price of $0.12 and expiring on December 3, 2011.

(8)

Jack Austin holds options to purchase up to a total of 450,000 common shares of the Corporation which are exercisable at the price of $0.15 per common share expiring December 9, 2014. Mr. Austin also holds 600,000 warrants exercisable at the price of $0.12 and expiring on December 3, 2011.

(9)	Ted Nunn holds options to purchase up to a total of 450,000 common shares of the Corporation which are exercisable at the price of $0.15 per common share expiring December 9, 2014.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the best knowledge of the Corporation, no director or officer or principal shareholder of the Corporation is, as at the date hereof or has been within the last ten years prior to the date hereof, (a) subject to a cease trade order, an order similar to a cease trade order or an order that denied a company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued while the director or officer of the Corporation was acting in the capacity as director, chief executive officer or chief financial officer of that company; (b) subject to a cease trade order, an order similar to a cease trade order or an order that denied a company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued after the director or officer ceased to be a director, chief executive officer or chief financial officer of that company and which resulted from an event that occurred while that person was acting in such capacity; (c) a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (d) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets.

To the knowledge of the Corporation, no director or executive officer of the Corporation, (a) has been subject to any penalties or sanctions imposed by a court relating to securities or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory or (b) has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Individual Bankruptcies

To the knowledge of the Corporation, no director of the Corporation is, or has within the ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

SPECIAL BUSINESS

EXTENSION OF WARRANTS

The Shareholders of the Corporation will be asked at the Meeting to consider, and if thought advisable, to approve an extension of the expiry date of 26,666,665 common share purchase warrants of Grandview issued on December 3, 2009 (the "Warrants"). The Warrants were originally issued as part of a private placement financing on December 3, 2009. The Warrants are exercisable into Common Shares of the Corporation at an exercise price of $0.12 per Common Share and will expire on December 3, 2011, subject to receipt of the approval of the Shareholders to extend the expiry date by one year to December 3, 2012. Of the 26,666,665 Warrants issued, none of the Warrants have been exercised as of October 28, 2011.

Of the 26,666,665 Warrants, 21,066,665 are held by insiders of the Corporation as follows: 20,000,000 Warrants are held by Centerpoint Resources Inc., 133,333 Warrants are held by Peter Born, 66,666 Warrants are held by Michael Hitch, 133,333 Warrants are held by Paul Sarjeant, 133,333 Warrants are held by Ken Hight and 600,000 Warrants are held by Jack Austin. As a result, "disinterested" Shareholder approval is required to extend the expiry date of the Warrants.

The Warrants are currently significantly out-of-the-money and are not reflective of the economic interest that was contemplated when the Warrants were granted, and the Board decided to give the Warrant holders more time to consider and make a further investment in the Corporation through the exercise of their Warrants. Consequently, on October 6, 2011, the Board adopted a resolution, subject to regulatory approval, authorizing the extension of the expiry date of the Warrants. The Board has unanimously approved the extension of the expiry of the warrants to December 3, 2012, and on October 18, 2011 the Corporation received TSX approval, subject to customary conditions of the TSX, to extend the expiry date of the Warrants. The exercise price of the Warrants will remain the same. To satisfy the conditions of the TSX approval, the Corporation is required to seek "disinterested" Shareholder approval for the extension of the expiry date of the Warrants held by insiders of the Corporation.

The Board is requesting the shareholders of the Corporation to pass, with or without variation, the following resolution:

"BE IT RESOLVED THAT, as an ordinary resolution of disinterested Shareholders of Grandview Gold Inc. (the "Corporation"):

1.	The extension of the expiry date of the Warrants to December 3, 2012, as more particularly described in the information circular of the Corporation dated October 28, 2011, is hereby approved; and

2.

Any one director or officer of the Corporation be and is hereby authorized to make all such arrangements and do all acts and things, and to sign and execute all documents and instruments in writing, whether under the corporate seal of the Corporation or otherwise, as may be considered necessary or advisable to give full force and effect to the foregoing."

In order to be effective, the resolution must be passed by a simple majority of the votes cast by Shareholders at the Meeting, excluding the votes held directly or indirectly by the holders or Warrants. The Corporation estimates that votes attached to 26,666,665 Common Shares will be withheld from voting on this matter as they represent Common Shares beneficially owned by the holders of Warrants.

REPEAL AND ADOPTION OF GENERAL BY-LAWS

At the Meeting, the Shareholders will be asked to consider, and if deemed advisable, to repeal and replace the Corporation's current By-Law Number 1 and By-Law No. 4 (the "Old By-Laws") with By-Law No. 1 (the "New By-Laws") in order to reflect the current circumstances and practices of Grandview and certain amendments to the Business Corporations Act (Ontario) (the "OBCA"), which came into force on August 1, 2007. The Corporation's By-Laws have not been updated since 1987, and the New By-Laws are typical of by-laws of public companies incorporated under the OBCA. A copy of the New By-Laws is attached hereto as Schedule "B". The material changes may be summarized as follows:

(a)

The quorum necessary for board meetings has changed from requiring the nearest whole number of directors which is equal to or greater than two-fifths of the number of current directors to a majority of the number of directors or minimum number of directors required by the articles, and if the Corporation has fewer than three directors, all of the directors must be present at any meeting of directors to constitute a quorum for the transaction of business;

(b)

Conflict of interest provisions have been added to reflect amendments to the OBCA prohibiting conflicted directors from attending any part of a meeting during which the contract or transaction creating the conflict is discussed;

(c)

Indemnity provisions have been added to reflect OBCA amendments which have broadened the language of indemnity coverage to include "investigative or other proceedings in which the indemnitee is involved because of association with the corporation" and which also now permit Grandview to advance monies to an indemnified individual for costs, charges and expenses associated with such proceedings;

(d)

The record date for notice of meetings of shareholders has been added to reflect OBCA amendments (as a result of this amendment, the record date shall not precede by more than sixty days nor by less than thirty days the date on which the meeting is to be held); and

(e)

The notice and waiver provisions have been amended to reflect OBCA amendments that allow for persons to send notices and consents to waive by electronic means in accordance with the Electronic Commerce Act, 2000.

Pursuant to the OBCA, in order to be effective, the Shareholders are required by ordinary resolution (the "By-law Resolution"), to confirm the repeal of By-law Number One and the adoption of the New By-Laws. The form of ordinary resolution to approve the By-law Resolution to be considered by the Shareholders at the Meeting is as follows:

"BE IT RESOLVED THAT, as an ordinary resolution of the Shareholders of Grandview Gold Inc. (the "Corporation"):

1.

Pursuant to the Business Corporations Act (Ontario) (the "OBCA"), the repeal of By-Law Number 1 and By-Law No. 4 and their replacement with By-law No. 1 in the form attached as Schedule "B" to the Corporation's Information Circular dated October 28, 2011, prepared for the purpose of the annual and special meeting of shareholders to be held November 28, 2011, is hereby approved, ratified and confirmed; and

2.

Any one director or officer of the Corporation be and is hereby authorized to make all such arrangements and do all acts and things, and to sign and execute all documents and instruments in writing, whether under the corporate seal of the Corporation or otherwise, as may be considered necessary or advisable to give full force and effect to the foregoing."

To be approved, the above resolution must be passed by a majority of the votes cast by Shareholders at the Meeting in respect of this resolution.

STATEMENT OF EXECUTIVE COMPENSATION

The Corporation's Statement of Executive Compensation, in accordance with the requirements of Form 51-102F6 – Statement of Executive Compensation, is set forth below, which contains information about the compensation paid to, or earned by, the Corporation's Chief Executive Officer and Chief Financial Officer and each of the other three most highly compensated executive officers of the Corporation earning more than CDN$150,000.00 in total compensation as at May 31, 2011 (the "Named Executive Officers" or "NEO's") during the Corporation's last three most recently completed financial years. Based on the foregoing, Paul Sarjeant, President, CEO and a director of the Corporation, and Ernest Cleave, Chief Financial Officer of the Corporation, are the Corporation's only Named Executive Officers as at May 31, 2011.

Compensation Discussion and Analysis

Compensation Review Process

The Corporation has a Compensation Committee (the "Compensation Committee") but does not retain a compensation consultant. The Compensation Committee oversees an annual review of director and executive compensation to ensure development of a compensation strategy that properly aligns the interests of directors and executives with the long-term interests of the Corporation and its Shareholders. The Compensation Committee is comprised of Ken Hight, Ted Nunn and Dr. Michael Hitch.

The Compensation Committee reviews on an annual basis the cash compensation, performance and overall compensation package for each NEO. It then submits to the Board recommendations with respect to the basic salary, bonus and participation in share compensation arrangements for each NEO. After discussing various factors with both Management and peers in the industry, and receiving recommendations for bonuses and 2011 salaries for executive officers, the Compensation Committee made its recommendations to the Board for approval. In conducting its review of Management’s recommendations, the Compensation Committee was satisfied that all recommendations complied with the Compensation Committee’s philosophy and guidelines set forth above.

Objectives of the Compensation Program

The objectives of the Corporation's compensation program are to attract, hold and inspire performance of members of Management of a quality and nature that will enhance the sustainable growth of the Corporation.

To determine compensation payable, the Compensation Committee reviews compensation paid for directors and officers of companies of similar business, size and stage of development and determine an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and NEO's while taking into account the financial and other resources of the Corporation.

The annual salaries for NEOs are designed to be comparable to executive compensation packages for similar positions at companies with similar financial, operating and industrial characteristics. The NEOs will be paid an annual salary that also takes into account his or her existing professional qualifications and experience. The NEOs' performances and salaries are to be reviewed periodically on the anniversary of their appointment to their respective officer-ships with the Corporation. Increases in salary are to be evaluated on an individual basis and are performance and market-based.

The Board is given discretion to determine and adjust, year to year, the relative weighting of each form of compensation discussed above in a manner which best measures the success of the Corporation and its NEO's.

Elements of Executive Compensation

The Corporation's executive compensation program is based on the objectives of: (a) recruiting and retaining the executives critical to the success of the Corporation; (b) providing fair and competitive compensation; (c) balancing the interests of Management and Shareholders; and (d) rewarding performance, on the basis of both individual and corporate performance.

For the financial year ended May 31, 2011, the Corporation's executive compensation program consisted of the following elements:

(a)	a base salary, incentive cash bonuses and other compensation (together, a "Short-Term Incentive"); and

(b)	a long-term equity compensation consisting of stock options granted under the Corporation's stock incentive plan (each, a "Long-Term Incentive").

The specific rationale and design of each of these elements are outlined in detail below.

Element of Compensation	Summary and Purpose of Element

Short-Term Incentive Plan

Base Salary	Executive annual base salaries are set at a level that is competitive with compensation for executive officers of peer group oil and gas companies and having regard to the potential longer term compensation provided by the Option Plan. Salaries form an essential element of the Corporation's compensation mix as they are the first base measure to compare and remain competitive relative to peer groups. Base salaries are fixed and therefore not subject to uncertainty and are used as the base to determine other elements of compensation and benefits. The Compensation Committee and the Board review NEO salaries at least annually. Typically, the Board, upon recommendation of the Compensation Committee, makes annual salary adjustments no later than April 15th of each year for the 12 month period from June 1st to May 31st.

Annual Performance-Based Cash Incentives

Any bonus paid to the NEO's is entirely within the discretion of the Board, following consideration by the Compensation Committee. In making bonus determinations, the Board reviews corporate and individual performance.

Annual performance-based cash bonuses are a variable component of compensation designed to reward the Corporation’s executive officers for maximizing annual operating performance.

Other Compensation (Perquisites)	There are currently no other forms of compensation.

Long-Term Incentive Plan

Stock Options	The granting of stock options is a variable component of compensation intended to reward the NEO's for their success in achieving sustained, long-term profitability and increases in stock value.

The executive officers are entitled to participate in the Option Plan which forms an important element of the Corporations compensation policies. Options grants are periodically made to recognize exemplary performance (including in connection with a promotion within the Corporation) and provide for long-term reward and incentive for increasing shareholder value and align the interests of the executive officers with the long- term interests of shareholders. Options may also be granted to executive officers upon their commencement of service.

Base Salary

In determining the base salary of an NEO, the Board's practice in recent years has been to consider the recommendations made by the Compensation Committee and then review and summarize these recommendations as well as the previous year’s remuneration paid to executives with similar titles at a comparative group of companies in the marketplace. In determining the base salary to be paid to a particular executive officer, the Board also considers the particular responsibilities related to the position, the experience level of the NEO, and his or her past performance at the Corporation.

The Board believes that it is appropriate to establish compensation levels based in large part on a general consideration against similar companies, both in terms of compensation practices as well as levels of compensation. In this way, the Corporation can gauge if its compensation is competitive in the marketplace for its talent, as well as ensure that the Corporation's compensation is reasonable. Accordingly, the Board reviews compensation levels for the Named Executive Officers against compensation levels of the comparison companies which are identified by the Board.

Annual Performance-Based Cash Incentives

NEO's are eligible for annual cash bonuses, and the Board considers both corporate and the individual performance of each NEO. There is no policy currently in place for determining bonuses, and the Board reviews generally the individual’s impact on maximizing operating performance. In general the Corporation will consider the following factors, depending on the relevance of these factors to the particular NEO, when determining potential bonuses:

(a)	performance against budget;

(b)	expense control;

(c)	performance factors; and

(d)	other exceptional or unexpected factors.

In taking into account the financial performance aspect, it is recognized that NEO's cannot control certain factors, such as overall market conditions. When applying the financial performance criteria, the Board considers factors over which the NEO's can exercise control, such as meeting budget targets established by the Board at the beginning of each year, controlling costs, taking successful advantage of business opportunities and enhancing the competitive and business prospects of the Corporation.

With respect to the financial year ended May 31, 2011, no bonuses were awarded to any Named Executive Officers.

Other Compensation – Perquisites

With respect to the financial year ended May 31, 2011, no perquisites were paid for by the Corporation in respect of the NEO’s.

Stock Options

To determine the granting of stock options to its NEO's, the Committee reviews the matter and makes a recommendation to the Board. The Board reviews each recommendation and decides whether to accept, reject or alter such recommendation. The Board considers prior grants, the role of the individual in the operating performance of the company, and salary and cash bonuses being paid.

During the financial year ended May 31, 2011, no stock options were granted to the Named Executive Officers.

Other Long-Term Incentive Plans

The Corporation does not have any other long-term incentive plans and does not provide retirement benefits to its employees.

Overview of How the Compensation Program Fits with Compensation Goals

1.        Attract, Hold and Inspire Key Talent

The compensation package meets the goal of attracting, holding and motivating key talent in a highly competitive mineral exploration environment through the following elements:

(a)	A competitive cash compensation program, consisting of base salary and bonus opportunity, which is generally above similar opportunities.

(b)	Providing an opportunity to participate in the Corporation's growth through options.

2.        Alignment of Interests of NEO's with Interests of the Shareholders

The compensation package meets the goal of aligning the interests of the NEO's with the interests of Shareholders through the following elements:

(a)	Through the grant of stock options, if the price of the Corporation shares increases over time, both NEO's and Shareholders will benefit.

(b)	By providing a vesting period on stock awards, NEO's have an interest in increasing the price of the Corporation's shares over time, rather than focusing on short-term increases.

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return, assuming an initial investment of $100 in Common Shares on May 31, 2006 against the cumulative total shareholder return of the S&P/TSX Composite Index for all of the Corporation's most recently completed financial years since it became a reporting issuer, assuming the reinvestment of all dividends.

__________________________
Note:

(1)	Listed as "GVX" on the Toronto Stock Exchange.

Summary Compensation Table

The following tables provide information for the three most recently completed financial years ended May 31, 2011, 2010 and 2009 regarding compensation earned by each of the following Named Executive Officers of the Corporation: (a) Paul Sarjeant, President, CEO and a director of the Corporation; and (b) Ernest Cleave, Chief Financial Officer of the Corporation.

The first table outlines the information for the financial years ended May 31, 2011 and 2010 in accordance with the new Form 51-102F6 and the second table outlines the information for the financial years ended May 31, 2009 in accordance with Form 51-102F6 which came into force on March 30, 2004, as amended.

Unless otherwise noted, salaries for the Named Executive Officers are paid in Canadian dollars.

Financial Years Ended May 31, 2011 and May 31, 2010

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)		Pension Value ($)	All other compensati on ($)	Total compensati on ($)
					Annual incentive plans	Long-term incentive plans
Paul Sarjeant President, CEO and a Director	2011 2010	150,000 150,000	Nil Nil	Nil 71,500	Nil Nil	Nil Nil	Nil Nil	Nil 10,000	150,000 231,500
Ernest Cleave Chief Financial Officer	2011 2010	36,000 36,000	Nil Nil	Nil 24,750	Nil Nil	Nil Nil	Nil Nil	Nil Nil	36,000 60,750

Financial Year Ended May 31, 2009

Name and Principal Position	Annual Compensation				Long-Term Compensation			All Other Compensation ($)
					Awards		Payouts
	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)
Paul Sarjeant President, CEO and a Director	2009	150,010.00	Nil	Nil	Nil	Nil	N/A	94,000
Ernest Cleave Chief Financial Officer	2009	51,794.00	Nil	Nil	Nil	Nil	N/A	Nil

Summary Compensation – Narrative Discussion

The Corporation has entered into executive employment agreements with each of its Named Executive Officers, as described below.

Paul Sarjeant

The Corporation entered into a consulting agreement made effective as of the 31st day of October, 2006 (the "Sarjeant Agreement") with Paul Sarjeant and his duly registered sole proprietorship (the "Consultant"), engaging Mr. Sarjeant to act as President and Chief Executive Officer of the Corporation. The compensation payable for such services is a base salary of CDN$150,000.00 per year, payable in monthly payments of CDN$12,500.00, subject to review by the Board, the payment of business expenses, the provision of consultant benefits and the awarding of bonuses at the option and discretion of the Board, to be payable in either cash or Common Shares. The initial term of the Sarjeant Agreement was three (3) years, subject to additional one (1) year extensions, and was renewed on October 31, 2009 for a further two (2) year term.

Ernest Cleave

The Corporation entered into a consulting contract agreement made as of the 10th day of November, 2005 with Ernest Cleave (the "Cleave Agreement"), engaging Mr. Cleave to act as Chief Financial Officer of the Corporation. The compensation payable for such services is a contract fee of CDN$36,000.00, payable in monthly payments of CDN$3,000.00, subject to review by the board, and compensation of expenses. The initial term of the Cleave Agreement was from November 10, 2005 to May 31, 2006, which term is automatically extended for additional two (2) year terms until otherwise terminated.

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each Named Executive Officer outstanding as of May 31, 2011.

Outstanding Share-Based Awards and Option-Based Awards

Name and principal position	Option-based Awards			Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the-money options ($) (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Paul Sarjeant President, CEO and a Director	600,000 650,000	0.68 0.15	September 27, 2012 June 23, 2014	Nil Nil	Nil Nil	Nil Nil
Ernest Cleave Chief Financial Officer	250,000 225,000	0.68 0.15	September 27, 2012 June 23, 2014	Nil Nil	Nil Nil	Nil Nil

The following table provides information regarding the value vested or earned of incentive plan awards for the financial year ended May 31, 2011.

Value Vested or Earned During the Financial Year Ended May 31, 2011

Name and principal position	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Paul Sarjeant President, CEO and a Director	Nil	Nil	Nil
Ernest Cleave Chief Financial Officer	Nil	Nil	Nil

Pension Plan Benefits

The Corporation does not currently provide pension plan benefits to its Named Executive Officers.

Termination and Change of Control Benefits

The termination and change of control benefits set forth in the executive employment agreements entered into between the Corporation and each of its Named Executive Officers are described below.

Paul Sarjeant

The Sarjeant Agreement, described in "Summary Compensation – Narrative Discussion", above, does not contain any change of control provisions. The termination provisions are as follows:

(a)

If the Corporation terminates the Sarjeant Agreement at will, without cause, the Corporation shall pay to the Consultant within sixty (60) days of the date of termination a settlement amount equal to nine (9) months' of the base salary at the rate in effect immediately prior to the effective date of termination and, to the extent earned, pay to the Consultant within ten (10) business days of such termination, all accrued amounts due and owing under the Sarjeant Agreement;

(b)

If the Corporation terminates the Sarjeant Agreement for cause or if, during the term of the Sarjeant Agreement, Mr. Sarjeant, in the reasonable judgment of the Board, acting in good faith, becomes unable, by reason of physical or mental disability, with or without reasonable accommodation, to adequately perform the duties and obligations under the Sarjeant Agreement, the Corporation shall pay to the Consultant, to the extent earned, within ten (10) business days of such termination, all accrued amounts due and owing under the Sarjeant Agreement;

(c)

If the Consultant terminates the Sarjeant Agreement at will by giving three (3) months' prior written notice to the Board, the Corporation shall pay to the Consultant within ten (10) business days of such termination, all accrued amounts due and owing under the Sarjeant Agreement

(d)

In the event of dissolution of the Consultant or the death of Mr. Sarjeant, the Corporation shall pay all accrued amounts due and owing under the Sarjeant Agreement and such other death benefits that Mr. Sarjeant's survivors may be entitled to under such plans, programs and policies maintained by the Corporation;

(e)

In the event of termination of the Sarjeant Agreement pursuant to paragraphs (b) and (c), above, any stock options held by the Consultant that have not vested as of the date of such termination shall be deemed to be terminated and any stock options held by the Consultant that have vested as of the date of such termination shall remain exercisable subject to the terms of the stock option plan and/or agreement pursuant to which said stock options were originally granted;

(f)

In the event of termination of the Sarjeant Agreement pursuant to paragraphs (a) or (d), above, all unvested stock options held by the Consultant shall be deemed to have vested as of the effective date of termination or deemed termination to allow the Consultant (or his personal representatives) to exercise the options to purchase shares granted thereby with regard to that number of shares that the Consultant would have been entitled to purchase had his employment continued for a period of three (3) months from the effective date of such termination or deemed termination; and

(g)

In the event that any of the terms of such options set forth in paragraphs (e) and (f), above, are not ascertainable or in the event that applicable securities legislation precludes the acceleration of the vesting dates in the manner described herein, the Corporation agrees to compensate the Consultant by way of a cash payment, paid within one hundred twenty (120) days of the effective date of termination of the Consultant, of that amount of money which the Consultant would have been entitled to if it had exercised any such options on the effective date of termination or deemed termination at the applicable exercise price and sold the securities on the exchange or market where the majority of the Corporation’s shares are then traded, at a price equal to the average trading price for the last ten (10) business days preceding the effective date of termination on which the subject securities were traded.

Ernest Cleave

The Cleave Agreement, described in "Summary Compensation – Narrative Discussion", above, does not contain any change of control provisions. The termination provisions are as follows:

(a)

If the Corporation terminates the Cleave Agreement at will, the Corporation shall pay to Mr. Cleave an amount equal to three (3) months of the contract fee at the rate in effect at the time of such termination, payable in one lump sum on the date of termination; and

(b)

If Mr. Cleave terminates the Cleave Agreement for "good reason", the Corporation shall pay to Mr. Cleave an amount equal to one (1) month of the contract fee at the rate in effect at the time of such termination, payable in one lump sum on the date of termination, where the term "good reason" means, if, without Mr. Cleave's consent, there is a material reduction in his duties and responsibilities, there is a material reduction of the contract fee or the Corporation breaches any material provision of the Cleave Agreement and such breach is not remedied within thirty (30) days' notice.

Estimated Incremental Payment on Change of Control or Termination

The following table provides details regarding the estimated incremental payments from the Corporation to each of Paul Sarjeant and Ernest Cleave upon a change of control or on termination by the Corporation without cause, assuming a triggering event occurred on May 31, 2011.

NEO and Agreement	Severance Period (# of months)	Base Salary (CDN$)	Total Incremental Payment (CDN$)
Paul Sarjeant – Sarjeant Agreement	9	150,000.00	112,500.00
Ernest Cleave – Cleave Agreement	3	36,000.00	9,000.00
TOTALS:	12	186,000.00	121,500.00

Director Compensation

The Corporation has no standard arrangement pursuant to which directors are compensated for their services as directors, except for the granting from time to time of incentive stock options in accordance with the Corporation's 2004 stock option plan. Currently, the directors of the Corporation do not receive any compensation for attending meetings of the board of directors or a committee of the board of directors.

Director Compensation Table

The following table provides information regarding compensation paid to the Corporation's non-executive directors during the financial year ended May 31, 2011. Information regarding the compensation paid to Paul Sarjeant during the financial year ended May 31, 2011 (including as a director) is disclosed in the sections above relating to executive compensation.

Name	Fees earned ($)	Share-based awards ($) (1)	Option-based awards ($)	Non-equity incentive plan compensation ($)	All other compensation ($)	Total ($)
D. Richard Brown	Nil	Nil	Nil	Nil	Nil	Nil
Michael Hitch	Nil	Nil	Nil	Nil	10,000	Nil
Peter Born	Nil	Nil	Nil	Nil	Nil	Nil
Ken Hight	Nil	Nil	Nil	Nil	Nil	Nil
Jack Austin	Nil	Nil	Nil	Nil	Nil	Nil
Ted Nunn	Nil	Nil	Nil	Nil	Nil	Nil
TOTALS	Nil	Nil	Nil	Nil	Nil	Nil

Director Compensation – Narrative Discussion

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each non-executive director outstanding as of May 31, 2011. Information regarding the incentive plan awards for Paul Sarjeant during the financial year ended May 31, 2011 is disclosed in the sections above relating to executive compensation.

Outstanding Share-Based Awards and Option-Based Awards

Name	Option-based Awards			Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in- the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
D. Richard Brown	200,000 450,000	0.68 0.15	September 27, 2012 June 23, 2014	Nil Nil	Nil Nil	Nil Nil
Michael Hitch	225,000 450,000	0.68 0.15	September 27, 2012 June 23, 2014	Nil Nil	Nil Nil	Nil Nil
Peter Born	150,000 450,000	0.68 0.15	September 27, 2012 June 23, 2014	Nil Nil	Nil Nil	Nil Nil
Ken Hight	450,000	0.15	June 23, 2014	Nil	Nil	Nil
Jack Austin	450,000	0.15	June 23, 2014	Nil	Nil	Nil
Ted Nunn	450,000	0.15	June 23, 2014	Nil	Nil	Nil
Michael Hitch	225,000 450,000	0.68 0.15	September 27, 2012 June 23, 2014	Nil Nil	Nil Nil	Nil Nil

The following table provides information regarding the value vested or earned of incentive plan awards for each non-executive director for the financial year ended May 31, 2011. Information regarding the value vested or earned of incentive plan awards for each of Dr. Michael Hitch and Paul Sarjeant for the financial year ended May 31, 2011 is disclosed in the sections above relating to executive compensation.

Value Vested or Earned During the Financial Year Ended May 31, 2011

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
D. Richard Brown	Nil	Nil	Nil
Michael Hitch	Nil	Nil	Nil
Peter Born	Nil	Nil	Nil
Ken Hight	Nil	Nil	Nil
Jack Austin	Nil	Nil	Nil
Ted Nunn	Nil	Nil	Nil

Retirement Policy for Directors

The Corporation does not have a retirement policy for its directors.

Directors’ and Officers’ Liability Insurance

The Corporation procured and funded a directors' and officers' insurance policy with a limit of $2,000,000 liability and carrying $25,000 deductible for an annual premium of $13,000 for the year ended December 21, 2011.

CORPORATE GOVERNANCE

Statement of Corporate Governance

Effective June 30, 2005 National Instrument 58-101 – Disclosure of Corporate Governance Practices ("NI 58-101") of the Canadian Securities Administrators was adopted. Pursuant to NI 58-101 an issuer whose common shares are traded on the TSX and which issuer is seeking proxies from its security holders for the purposes of electing directors must include in its management information circular the corporate governance practices which have been adopted by the issuer as more fully set out in NI 58-101.

Corporate governance refers to the manner in which a board of directors oversees the management and direction of a corporation. Governance is not a static issue, and must be judged from time-to-time based on the evolution of a corporation with respect to its size and the nature or its business, and upon the changing standards of the community. Not all corporate governance systems are alike. The Corporation's approach has been developed with respect to the Corporation's growth and current status. The composition of the Board is reviewed on an annual basis by the full Board and Management.

In reviewing the issue of corporate governance, the Board has determined to perform the function as an entire Board. The Board's mandate was to consider corporate governance matters and make recommendations consistent with the Corporation's position and size as a junior mining corporation. The resulting approach to corporate governance adopted by the Board reflects these recommendations and recognizes the responsibility of the Board for the stewardship of the Corporation.

The Corporation's approach to corporate governance is set out in Schedule "A" attached to this Circular. Through regular review at quarterly meetings, the Board will continue to examine these issues in light of the Corporation's development in the mineral exploration business. In addition, and as required by Multilateral Instrument 52-110 – Audit Committees ("MI 52-110"), the Corporation is required to set out detailed information concerning its audit committee (the "Audit Committee") in the Corporation's Annual Information Form which was dated August 29, 2011 (the "AIF") and as such information concerning the Audit Committee of the Corporation can be found on pages 39-41 of the AIF and the full text of the Audit Committee Charter is set out in Schedule "A" of the AIF.

The Board is currently composed of six (7) directors. One (1) of these directors is a member of Management and six (6) are outside directors who are unrelated as such term is described in the TSX Guidelines for Corporate Governance (the "Guidelines").

For the Corporation, the implementation of a detailed system to address every issue of corporate governance would be an undue strain on the resources and finances of a junior corporation. In order to address a wide range of issues of governance more effectively, the board has elected to undertake three (3) areas of activity through board discussion, consensus or through the partial assistance of the Board, as follows:

The tasks of appointing and assessing directors, and the assessment of the effectiveness of the Board, its committees and individual directors, are carried out by the full Board, rather than by appointed committees. New directors are given background materials and a review of the Corporation's development.

a.

The Board monitors Management on a regular basis. The annual budget is reviewed regularly by the Board and by the Audit Committee as a basis to assess performance and progress. This procedure is favoured over the use of formal mandates which would define limits to Management's responsibilities, or the use of procedures to approve the Chief Executive Officer's corporate objectives to ensure the Board can function independently of Management. However, the Board will consider, on an ongoing basis, issues concerning the independence of the Board from Management.

b.

The Board has not adopted a system that would enable an individual director to engage an advisor at the expense of the Corporation in appropriate circumstances. At this time, agreement by the Board to any such retainer, if at the expense of the Corporation, would be required.

The Board has appointed a Chairman who is other than the Chief Executive Officer.

The committees of the Board are comprised primarily of outside directors and function as set out below.

The Audit Committee meets as required to review the annual and quarterly financial statements, matters relating to the securities commissions, investments and transactions that could adversely affect the well-being of the Corporation and Management's recommendations regarding share issues of the Corporation. The Audit Committee also establishes and monitors procedures to reduce conflicts of interest and for reviewing audit and financial matters. Through meetings with external auditors and senior Management, the Audit Committee discusses, among other things, the effectiveness of the internal control procedures established for the Corporation. At all times, at least one (1) Audit Committee member possesses accounting or related financial expertise, while the remaining members are, at minimum, possessed of significant experience in analyzing the financial condition of corporations. The Board has adopted a charter for the Audit Committee which sets out the responsibilities of the Audit Committee and provides guidance to Audit Committee members as to their duties which charter is attached to the Corporation's AIF, as described above. The Audit Committee of the Corporation currently consists of three (3) members: D. Richard Brown, Jack Austin and Peter Born. Each of Mr. Brown, Mr. Austin and Dr. Born all qualify as independent directors and are financially literate as defined in MI 51-110.

The Compensation Committee reviews compensation practices and Management succession and approves the remuneration of the Corporation's senior executives, including the Chief Executive Officer. The Compensation Committee also monitors the integrity of Management through periodic meetings with the Chief Executive Officer. The Compensation Committee is currently comprised of three (3) directors: Ken Height, Ted Nunn and Dr. Michael Hitch. Each of Mr. Hight, Mr. Nunn and Dr. Hitch qualify as independent directors as defined in MI 52-110.

Finally, although the Guidelines do not emphasize issues of environmental concern, the Board recognizes its responsibility to ensure that the Corporation's operations do not result in an adverse impact on the environment.

The Board remains committed to the ongoing development and improvement of the Corporation, its systems and in particular corporate governance. Shareholder feedback is encouraged at all times and commentary is always welcome. Shareholders are invited to address their comments to the attention of Chairman.

OTHER MATTERS

Management is not aware of any other business to come before the Meeting other than as set forth in the Notice of Meeting accompanying this Information Circular. If any other business properly comes before the Meeting, it is the intention of the persons named in the Instrument of Proxy to vote the Common Shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on the SEDAR website located at www.sedar.com. Additional financial information is provided in the Corporation's audited financial statements and management discussion and analysis for the year ended May, 31, 2011. Shareholders may contact the Corporation at Grandview Gold Inc., 330 Bay Street, Suite 820, Toronto, ON M5H 2S8, Attention: Paul Sarjeant to request copies of the Corporation's financial statements and accompanying management's discussion and analyses.

GENERAL

Information contained herein is given as of October 28, 2011. Save for the matters referred to herein, Management knows of no other matters intended to be brought before the Meeting. However, if any matters, which are not now known to management of the Corporation, shall properly come before the Meeting, the Proxy given pursuant to this solicitation by Management will be voted on such matters in accordance with the best judgment of the person voting the Proxy, in the event such discretionary authority is provided in the Proxy. The contents and sending of this Information Circular have been approved by the Directors of the Corporation.

)	BY ORDER OF THE BOARD
)
)	“Paul Sarjeant”
)
)	PAUL SARJEANT, P. GEO
)	Director, President and Chief Executive Officer

SCHEDULE "A"

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The following table details the Corporation’s corporate governance practices and addresses the disclosure requirements set out in Form 58-101F1 - Corporate Governance Disclosure:

1. BOARD OF DIRECTORS
Independent Directors	The Corporation's six independent directors during the fiscal year-ended May 31, 2011 were: D. Richard Brown, Ken Hight, Peter Born, Jack Austin, Ted Nunn and Michael Hitch.
Composition of the Board	For the fiscal year-ended May 31, 2011, the Board was composed of six (6) independent directors and one (1) non-independent director.
Non-independent directors	The Corporation's non-independent director is Paul Sarjeant. Mr. Sarjeant is the President and CEO of the Corporation.
Other directorships

Board meetings held

The independent directors of the Board do not hold meetings at which non-independent directors and members of management are not in attendance. The Corporation holds quarterly meetings and other meetings as required, at which the opinion of the independent directors is sought and duly acted upon for all material matters related to the Corporation.

Chair of the Board

The Board has an independent director as the chair of the board. For the fiscal year-ended May 31, 2011, Michael Hitch chaired the meetings of the Board and actively sought out the views of all directors on all Board matters.

Board meeting attendance	The Board held six (6) meetings in the fiscal year-ended May 31, 2011. All directors attended all Board meetings, with the exception of Ted Nunn and Ken Hight, who were each absent from one meeting.
2. BOARD MANDATE

The Board assumes responsibility for stewardship of the corporation, including overseeing all of the operation of the business, supervising management and setting milestones for the Corporation. The Board reviews the statements of responsibilities for the Corporation including, but not limited to, the code of ethics and expectations for business conduct.

The Board approves all significant decisions that affect the Corporation and its subsidiaries and sets specific milestones towards which management directs their efforts.

The Board ensures, at least annually, that there are long-term goals and a strategic planning process in place for the Corporation and participates with Management directly or through its committees in developing and approving the mission of the business of the Corporation and the strategic plan by which it proposes to achieve its goals, which strategic plan takes into account, among other things, the opportunities and risks of the Corporation's business. The strategic planning process is carried out at each Board meeting where there are regularly reviewed specific milestones for the Corporation.

The strategic planning process incorporates identifying the main risks to the Corporation's objectives and ensuring that mitigation plans are in place to manage and minimize these risks. The Board also takes responsibility for identifying the principal risks of the Corporation's business and for ensuring these risks are effectively monitored and mitigated to the extent practicable. The Board appoints senior Management. As the Corporation has grown it has seen that Management has also grown, mitigating risk with respect to succession planning.

The Corporation adheres to all regulatory requirements with respect to the timeliness and content of its disclosure. The Board approves all of the Corporation's major communications, including annual and quarterly reports and press releases. The CEO or Chair (on behalf of the Board) authorizes the issuance of news releases. The CEO and the Chair are generally the only individuals authorized to communicate with analysts, the news media and investors about information concerning the Corporation.

The Board and the Audit Committee examine the effectiveness of the Corporation's internal control processes and information systems.

The Board as a whole, given its small size, is involved in developing the Corporation's approach to corporate governance. The number of scheduled meetings of the Board varies with circumstances. In addition, special meetings are called as necessary. The Chair establishes the agenda at each Board meeting and submits a draft to each director for their review and recommendation for items for inclusion on the agenda. Each director has the ability to raise subjects that are not on the agenda at any meeting of the Board. Meeting agendas and other materials to be reviewed and/or discussed for action by the Board are distributed to directors in time for review prior to each meeting.

Board members have full and free access to senior Management and employees of the Corporation

3. POSITION DESCRIPTION
Chairman of the Board and Committee Chairs: role and responsibilities

The Board does not currently have a separate written description for the chair. The Board as a whole is responsible for and is continuing to develop recommendations for structures and procedures to clearly define the role and responsibilities of the Chair and the chair of each Board committee. The Chair of the Board is independent of Management and is responsible for leading the discussion and ensuring that the Board convenes as often as is required in order to meet the needs of the Corporation. In addition, the Chair also meets with the CEO on a regular basis to help with this function. The Audit Committee has a chair and a charter which charter provides structure and guidance with respect to the roles of the board, committee and the chair. In addition, the chair of the Audit Committee is independent of Management. The Compensation Committee does not have a written description for the chair. The Chair of the Compensation Committee is independent from Management and the Compensation Committee is currently reviewing documentation which would help to better delineate the roles of the members of the committee.

Office of the CEO: role and responsibilities

The Board and the CEO have not developed formal documented position description for the CEO. The Board is currently of the view that the respective corporate governance roles of the Board and Management, as represented by the CEO, are clear and that the limits to Management's responsibility and authority are well-defined. In order to monitor and ensure that these roles are defined, the Chairman meets with the CEO and CFO on a regular basis to ensure that all matters requiring Board review and/or approval are brought before the Board and that Management is working within the bounds of their authority. As the Corporation is a junior mining corporation there are only two senior officer positions and as such the role of the CEO is broad but the Board believes that as a result of relevant corporate governance initiatives and the frequent meeting of the Chairman and the CEO, there is sufficient delineation.

4. ORIENTATION AND CONTINUING EDUCATION
New director orientation

The Corporation does not have a formal orientation and education program for new directors. However, new directors are provided with relevant materials with respect to the Corporation as well as being oriented on relevant corporate issues by senior management and legal counsel.

Continuing education of the board

The Board currently does not provide continuing education for its directors. By using a Board composed of experienced professionals with a wide range of financial, exploration and mining expertise, the Corporation ensures that the Board operates effectively and efficiently. Currently, the Board members have access to and actively consult with legal counsel to the Corporation on various matters with respect to their duties and obligations to the Corporation. The Board is currently working to implement formal policies on a number of corporate governance matters and upon implementation also plans to provide written information and orientation with respect to such policies to the Board members.

5. ETHICAL BUSINESS CONDUCT
Code of ethics	The Board has not adopted a written code of ethics and expectations for business conduct for the directors, officers and employees of the Corporation.
Handling non-arm’s length transactions

Directors with an interest in a material transaction are required to declare their interest and abstain from voting on such transactions. A thorough discussion of the documentation related to material transaction is required for review by the Board, particularly independent directors.

Culture of ethical conduct	The Board seeks directors who have solid track records in spheres ranging from financial to exploration and mining in order to ensure a culture of ethical business conduct.
6. NOMINATION OF DIRECTORS
Identifying nominees	All of the Corporation's directors are involved in the search for new directors.
Nominating committee

The Board does not have a nominating committee. A new director should have direct experience in the mining business and significant public company experience. The nominee must not have a significant conflicting public company association. Experienced mining directors are currently difficult to source as a result of the high level of activity in the mining sector.

Role and responsibilities of the nominating committee	The Board does not have a nominating committee at the present time.
7. COMPENSATION
Determining directors’ and officers’ compensation

The Board reviews the adequacy and form of compensation and compares it to other companies of similar size and stage of development. There is no minimum share ownership requirement of directors. Director's compensation is in the form of stock options. The Corporation's compensation committee reviews the amounts and effectiveness of stock option compensation.

Composition of the Compensation Committee	For the fiscal year-ended May 31, 2011, the Compensation Committee consisted of three (3) directors: Ken Hight, Ted Nunn and Michael Hitch. Messrs. Hight, Nunn and Hitch are independent.
Roles and responsibilities of the Compensation Committee

The Compensation Committee convenes at least once annually to review director and officer compensation and status of stock options. The Compensation Committee also responds to requests from Management and the Board to review recommendations of Management for new senior employees and their compensation. The Compensation Committee has the power to approve and/or amend these recommendations.

Use of a compensation consultant or advisor	The Corporation has felt no need to retain any compensation consultants or advisors at any time since the beginning of the Corporation's most recently completed financial year.
8. OTHER BOARD COMMITTEES

Audit Committee	The Audit Committee consists of three (3) directors: D. Richard Brown, Jack Austin and Peter Born. Messrs. Brown, Austin and Born are independent.
Other board committees	The Corporation does not currently have any other committees.
9. ASSESSMENTS
Board and committee effectiveness

The Board does not, at present, have a formal process in place for assessing the effectiveness of the Board as a whole, its committees or individual directors. The Audit Committee, as part of their annual review, assesses the effectiveness of the Board and its independence. The Audit Committee assesses the adequacy of the information provided, the regular nature of the communication between the Board and Management and reviews whether Management is following the mandated strategic direction as set out in the Board's direction and Management milestones.

The Board assesses the CEO's effectiveness in attaining the Corporation's corporate objectives, budgets and milestones.

Management and directors communicate with shareholders on an ongoing basis, and shareholders are regularly consulted on the effectiveness of Board members and senior staff.

SCHEDULE "B"

BY-LAW NO. 1

A by-law relating generally to the
transaction of the business and affairs of

GRANDVIEW GOLD INC.

(herein called the "Corporation")

CONTENTS

1.	Interpretation
2.	Business of the Corporation
3.	Directors
4.	Committees
5.	Officers
6.	Protection of Directors, Officers and Others
7.	Shares
8.	Dividends and Rights
9.	Meetings of Shareholders
10.	Information Available to Shareholders
11.	Divisions and Departments
12.	Notices
13.	Borrowing Powers of the Directors
14.	Business of the Corporation

BE IT ENACTED as a by-law of the Corporation as follows:

ARTICLE 1
INTERPRETATION

1.1          Definitions

In the by-laws of the Corporation, unless the context otherwise requires:

(a)

"Act" means the Business Corporations Act (Ontario) and the regulations made pursuant thereto, as from time to time amended, and every statute that may be substituted therefor and, in the case of such substitution, any reference in the by-laws of the Corporation to provisions of the Act shall be read as references to the substituted provisions therefor in the new statute or statutes;

(b)	"appoint" includes "elect" and vice versa;

(c)	"board" means the board of directors of the Corporation;

(d)	"by-laws" means this by-law and all other by-laws of the Corporation from time to time in force and effect;

(e)

"meeting of shareholders" includes an annual meeting of shareholders and a special meeting of shareholders; "special meeting of shareholders" includes a meeting of any class or classes of shareholders and a special meeting of all shareholders entitled to vote at an annual meeting of shareholders;

(f)	"non-business day" means Saturday, Sunday and any other day that is a holiday as defined in the Interpretation Act (Ontario);

(g)

"recorded address" means in the case of a shareholder his address as recorded in the securities register; and in the case of joint shareholders the address appearing in the securities register in respect of such joint holding or the first address so appearing if there is more than one; and in the case of a director, officer, auditor or member of a committee of the board his latest address as recorded in the records of the Corporation;

(h)	"signing officer" means, in relation to any instrument, any person authorized to sign the same on behalf of the Corporation by paragraph 2.2 or by a resolution passed pursuant thereto;

(i)	all terms contained in the by-laws and which are defined in the Act shall have the meanings given to such terms in the Act; and

(j)

the singular shall include the plural and the plural shall include the singular; the masculine shall include the feminine and neuter genders; and the word "person" shall include, individuals, bodies corporate, corporations, companies, partnerships, syndicates, trusts, unincorporated organizations and any number or aggregate of persons.

ARTICLE 2
BUSINESS OF THE CORPORATION

2.1          Financial Year

                         The financial year of the Corporation shall be as determined by the board from time to time.

2.2          Execution of Instruments

                         Contracts, documents or instruments in writing requiring the signature of the Corporation may be signed on behalf of the Corporation by any two officers or directors and instruments in writing so signed shall be binding upon the Corporation without any further authorization or formality. The board shall have power from time to time by resolution to appoint any officer or officers or any person or persons on behalf of the Corporation either to sign contracts, documents and instruments in writing generally or to sign specific contracts, documents or instruments in writing.

                         The seal of the Corporation may when required be affixed to contracts, documents and instruments in writing signed as aforesaid or by any officer or officers, person or persons, appointed as aforesaid by resolution of the board.

                         The term "contracts, documents or instruments in writing" as used in this by-law shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, movable or immovable, agreements, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of shares, share warrants, stocks, bonds, debentures, notes or other securities and all paper writings.

                         The signature or signatures of the Chairman of the Board (if any), the Vice-Chairman of the Board, the Chief Executive Officer, the President, any Executive Vice-President, or any Vice-President together with any one of the Secretary, the Chief Financial Officer, the Treasurer, an Assistant Secretary, an Assistant Treasurer or any one of the foregoing officers together with any one director of the Corporation and/or any other officer or officers, person or persons, appointed as aforesaid by resolution of the board may, if specifically authorized by resolution of the directors, be printed, engraved, lithographed or otherwise mechanically reproduced upon any contracts, documents or instruments in writing or bonds, debentures, notes or other securities of the Corporation executed or issued by or on behalf of the. Corporation and all contracts, documents or instruments in writing or bonds, debentures, notes or other securities of the Corporation on which the signature or signatures of any of the foregoing officers or directors or persons authorized as aforesaid shall be so reproduced pursuant to special authorization by resolution of the board, shall be deemed to have been manually signed by such officers or directors or persons whose signature or signatures is or are so reproduced and shall be as valid to all intents and purposes as if they had been signed manually and notwithstanding that the officers or directors or persons whose signature or signatures is or are so reproduced may have ceased to hold office at the date of the delivery or issue of such contracts, documents or instruments in writing or bonds, debentures, notes or other securities of the Corporation.

2.3          Banking Arrangements

                         The banking business of the Corporation, or any part thereof, including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the board may from time to time by resolution prescribe or authorize.

2.4          Custody of Securities

                         All shares and securities owned by the Corporation shall be lodged (in the name of the Corporation) with a chartered bank or a trust company or in a safety deposit box or, if so authorized by resolution of the board, with such other depositaries or in such other manner as may be determined from time to time by resolution of the board.

                         All share certificates, bonds, debentures, notes or other obligations or securities belonging to the Corporation may be issued or held in the name of a nominee or nominees of the Corporation (and if issued or held in the names of more than one nominee shall be held in the names of the nominees jointly with the right of survivorship) and shall be endorsed in blank with endorsement guaranteed in order to enable transfer to be completed and registration to be effected.

2.5          Voting Shares and Securities in other Companies

                         All of the shares or other securities carrying voting rights of any other body corporate held from time to time by the Corporation may be voted at any and all meetings of shareholders, bondholders, debenture holders or holders of other securities (as the case may be) of such other body corporate and in such manner and by such person or persons as the board shall from time to time by resolution determine. The proper signing officers of the Corporation may also from time to time execute and deliver for and on behalf of the Corporation proxies and/or arrange for the issuance of voting certificates and/or other evidence of the right to vote in such names as they may determine without the necessity of a resolution or other action by the board.

ARTICLE 3
DIRECTORS

3.1          Number of Directors and Quorum

                         The number of directors of the Corporation shall be the number of directors as specified in the articles or, where a minimum and maximum number of directors is provided for in the articles, the number of directors of the Corporation shall be the number of directors determined from time to time by special resolution or, if a special resolution empowers the directors to determine the number, the number of directors determined by resolution of the board. Notwithstanding the above, the Corporation shall not have fewer than three directors, one-third of which may not be officers or employees of the Corporation. At least one quarter (or such other percentage as may be specified in the Act, from time to time) of the board of directors shall be resident Canadians. The quorum for the transaction of business at any meeting of the board shall be a majority of the number of directors or minimum number of directors required by the articles, but in no case shall a quorum be less than two-fifths of the number of directors or minimum number of directors, as the case may be.

3.2 Qualification

                         No person shall be qualified for election as a director if he is less than 18 years of age; if he is of unsound mind and has been so found by a court in Canada or elsewhere; if he is not an individual; or if he has the status of a bankrupt. A director need not be a shareholder.

3.3          Election and Term

                         The election of directors shall take place at the first meeting of shareholders and at each succeeding annual meeting of shareholders and all the directors then in office shall retire but, if qualified, shall be eligible for re-election. The number of directors to be elected at any such meeting shall be the number of directors as specified in the articles or, if a minimum and maximum number of directors is provided for in the articles, the number of directors determined by special resolution or, if the special resolution empowers the directors to determine the number, the number of directors determined by resolution of the board. The voting on the election shall be by show of hands unless a ballot is demanded by any shareholder. If an election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected.

3.4          Removal of Directors

                         Subject to the provisions of the Act, the shareholders may by ordinary resolution passed at a meeting specially called for such purpose remove any director from office and the vacancy created by such removal may be filled at the same meeting failing which it may be filled by a quorum of the directors.

3.5          Vacancy of Office

                         A director ceases to hold office when: (i) he dies; (ii) he is removed from office by the shareholders; (iii) he ceases to be qualified for election as a director; or (iv) his written resignation is received by the Corporation provided if a time subsequent to its date of receipt by the Corporation is specified in such written resignation the resignation shall become effective at the time so specified.

3.6          Vacancies

                         Subject to the Act, a quorum of the board may fill a vacancy in the board, except a vacancy resulting from an increase in the number or maximum number of directors or from a failure of the shareholders to elect the number of directors required to be elected at any meeting of shareholders. In the absence of a quorum of the board, or if the vacancy has arisen from a failure of the shareholders to elect the number of directors required to be elected at any meeting of shareholders, the directors then in office shall forthwith call a special meeting of shareholders to fill the vacancy. If the directors then in office fail to call such meeting or if there are no directors then in office, any shareholder may call the meeting.

3.7          Action by the Board

                         The board shall manage or supervise the management of the business and affairs of the Corporation. The powers of the board may be exercised at a meeting at which a quorum is present or by resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the board. Where there is a vacancy in the board, the remaining directors may exercise all the powers of the board so long as a quorum of the board remains in office.

3.8          Meeting by Telephone

                         If all the directors of the Corporation present or participating in the meeting consent, a director may participate in a meeting of the board or of a committee of the board by means of such telephone, electronic or other communications facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and a director participating in such a meeting by such means is deemed to be present at the meeting. Any such consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the board and of committees of the board held while a director holds office.

3.9          Place of Meetings

                         Meetings of the board may be held at any place within or outside Ontario.

3.10         Calling of Meetings

                         Subject to the Act, meetings of the board shall be held from time to time on such day and at such time and at such place as the board, the Chairman of the Board (if any), the Chief Executive Officer, the President, the Chief Financial Officer or any two directors may determine and the Secretary, when directed by the board, the Chairman of the Board (if any), the Chief Executive Officer, the President, the Chief Financial Officer or any two directors shall convene a meeting of the board.

3.11         Notice of Meeting

                         Notice of the date, time and place of each meeting of the board shall be given in the manner provided in paragraph 12.1 to each director not less than 48 hours (exclusive of any part of a non-business day) before the time when the meeting is to be held. A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified.

                         A director may in any manner waive notice of or otherwise consent to a meeting of the board. Attendance of a director at such a meeting is a waiver of notice of meeting except where the attendance is for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called.

3.12         First Meeting of New Board

                         Provided a quorum of directors is present, each newly elected board may without notice hold, its first meeting immediately following the meeting of shareholders at which such board is elected.

3.13         Adjourned Meeting

                         Notice of an adjourned meeting of the board is not required if the time and place of the adjourned meeting is announced at the original meeting.

3.14         Regular Meetings

                         The board may appoint a day or days in any month or months for regular meetings of the board at a place and hour to be named. A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meeting except where the Act requires the purpose thereof or the business to be transacted thereat to be specified.

3.15         Chairman

                         The chairman of any meeting of the board shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: the Chairman of the Board, the President or a Vice-President. If no such officer is present, the directors present shall choose one of their number to be chairman.

3.16         Votes to Govern

                         At all meetings of the board every question shall be decided by a majority of the votes cast on the question. In case of an equality of votes the chairman of the meeting shall not be entitled to a second or casting vote.

3.17        Conflict of Interest

                         A director or officer of the Corporation who is a party to, is a director or officer of, or has a material interest in, another person who is a party to, a material contract or transaction (in either case a "Conflict of Interest Transaction"), whether proposed or made, with the Corporation shall, in accordance with the Act, disclose in writing to the Corporation or request to have entered in the minutes of meetings of the directors or of meetings of committees of directors, the nature and extent of his interest in the Conflict of Interest Transaction. Except as permitted by the Act, a director so interested shall not attend any part of a meeting during which a Conflict of Interest Transaction is discussed, nor vote on any motion to approve the Conflict of Interest Transaction. A general notice to the directors by a director or officer of the Corporation declaring that he is a director or officer of, or has a material interest in, a person and is to be regarded as interested in any contract made or transaction entered into with that person is a sufficient disclosure of interest in relation to any Conflict of Interest Transaction with that person.

3.18         Effect of Disclosure

                         Where the Corporation enters into a Conflict of Interest Transaction, a director or officer is not accountable to the Corporation or the shareholders of the Corporation for any profit or gain realized from the Conflict of Interest Transaction and the Conflict of Interest Transaction is neither void nor voidable, by reason only of that relationship (or by reason only that the director is present at or is counted to determine the presence of a quorum at the meeting of directors that authorized the Conflict of Interest Transaction), if the director or officer disclosed his interest therein in the manner prescribed by the Act, the directors approved the Conflict of Interest Transaction and the Conflict of Interest Transaction was reasonable and fair to the Corporation at the time it was approved. Notwithstanding the foregoing, a director or officer of the Corporation, acting honestly and in good faith, is not accountable to the Corporation or to the shareholders of the Corporation for any profit or gain realized from any Conflict of Interest Transaction and the Conflict of Interest Transaction is not void or voidable by reason only of the interest of the director or officer of the Corporation therein, if (a) the Conflict of Interest Transaction was approved or confirmed by special resolution at a meeting of the shareholders of the Corporation, (b) disclosure of the interest of the director or officer of the Corporation in the Conflict of Interest Transaction was made to the shareholders of the Corporation in a manner sufficient to indicate its nature before the Conflict of Interest Transaction was approved or confirmed, and (c) the Conflict of Interest Transaction was reasonable and fair to the Corporation at the time it was approved or confirmed. Nothing in this section 3.18 shall be construed as an affirmative statement that, in any particular situation or situations, a director or officer of the Corporation shall be accountable to the Corporation or the shareholders of the Corporation for any profit or gain realized from a Conflict of Interest Transaction or that a Conflict of Interest Transaction is void or voidable due to a failure of the officer or director to comply with the procedures set forth in this section 3.18.

3.19         Remuneration and Expenses

                         The directors shall be paid such remuneration for their services as the board may from time to time determine. The directors shall also be entitled to be reimbursed for traveling and other expenses properly incurred by them in attending meetings of the shareholders or of the board or any committee thereof or otherwise in the performance of their duties. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor.

ARTICLE 4
COMMITTEES

4.1          Committee of Directors

                         The board may appoint a committee of directors, however designated, and delegate to such committee any of the powers of the board except those which pertain to items which, under the Act, a committee of directors has no authority to exercise.

4.2          Transaction of Business

                         The powers of a committee of directors may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committee may be held at any place within or outside Ontario.

4.3          Audit Committee

                         The board shall elect annually from among its number an audit committee to be composed of not fewer than three directors of whom a majority shall not be officers or employees of the Corporation or its affiliates, subject to the restrictions imposed by applicable legislation. The audit committee shall have the powers and duties provided in the Act, and such other applicable legislation.

4.4          Advisory Committees

                         The board may from time to time appoint such other committees as it may deem advisable, but the functions of any such other committees shall be advisory only.

4.5          Procedure

                         Unless otherwise determined by the board, each committee shall have power to fix its quorum at not less than a majority of its members, to elect its chairman and to regulate its procedure.

ARTICLE 5
OFFICERS

5.1          Appointment

                    The Chairman of the Board may, but need not be, an officer of the Corporation. The board may from time to time appoint a Chairman of the Board, a Chief Executive Officer, a President, one or more Vice-Presidents (to which title may be added words indicating seniority or function), a Secretary, a Chief Financial Officer, a Treasurer and such other officers as the board may determine, including one or more assistants to any of the officers so appointed. The board may specify the duties of and, in accordance with this by-law and subject to the provisions of the Act, delegate to such officers powers to manage the business and affairs of the Corporation. An officer may but need not be a director and one person may hold more than one office. All officers shall sign such contracts, documents, or instruments in writing as require their respective signatures. In the case of the absence or inability to act of any officer or for any other reason that the board may deem sufficient, the board may delegate all or any of the powers of such officer to any other officer or to any director for the time being.

5.2          Chairman of the Board

                    The Chairman of the Board, if appointed, shall be a director and shall, when present, preside at all meetings of the board and committees of the board. The Chairman of the Board shall be vested with and may exercise such powers and shall perform such other duties as may from time to time be assigned to him by the board. During the absence or disability of the Chairman of the Board, his duties shall be performed and his powers exercised by the Chief Executive Officer. The board of directors may determine that the chairman of the board shall not be an officer of the Corporation and shall act solely in a non-executive capacity. A non-executive Chairman of the Board shall possess and exercise such authority and powers and perform such duties as may be determined by the by-laws and the board of directors.

5.3          President

                    The President shall, and unless and until the board designates any other officer of the Corporation to be the Chief Executive Officer of the Corporation, be the Chief Executive Officer and, subject to the authority of the board, shall have general supervision of the business and affairs of the Corporation and such other powers and duties as the board may specify. The President shall be vested with and may exercise all the powers and shall perform all the duties of the Chairman of the Board if none be appointed or if the Chairman of the Board is absent or unable or refuses to act.

5.4          Vice-President

                    Each Vice-President shall have such powers and duties as the board or the President may specify. The Vice-President or, if more than one, the Vice-President designated from time to time by the board or by the President, shall be vested with all the powers and shall perform all the duties of the President in the absence or inability or refusal to act of the President, provided, however, that a Vice-President who is not a director shall not preside as chairman at any meeting of the board and that a Vice-President who is not a director and shareholder shall not preside as chairman at any meeting of shareholders.

5.5          Secretary

                    The Secretary shall give or cause to be given as and when instructed, all notices to shareholders, directors, officers, auditors and members of committees of the board; he shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation and all books, papers, records, documents and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose; and he shall have such other powers and duties as the board may specify.

5.6          Chief Financial Officer

                         The Chief Financial Officer shall keep proper accounting records in compliance with the Act and shall be responsible for the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation; he shall render to the board whenever required an account of all his transactions as Chief Financial Officer and of the financial position of the Corporation; and he shall have such other powers and duties as the board may specify.

5.7          Powers and Duties of Other Officers

                         The powers and duties of all other officers shall be such as the terms of their engagement call for or as the board may specify. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board otherwise directs.

5.8          Variation of Powers and Duties

                         The board may from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer.

5.9          Term of Office

                         The board, in its discretion, may remove any officer of the Corporation, with or without cause, without prejudice to such officer's rights under any employment contract. Otherwise each officer appointed by the board shall hold office until his successor is appointed or until the earlier of his resignation or death.

5.10         Terms of Employment and Remuneration

                         The terms of employment and the remuneration of an officer appointed by the board shall be settled by it from time to time. The fact that any officer or employee is a director or shareholder of the Corporation shall not disqualify him from receiving such remuneration as may be so determined.

5.11         Conflict of Interest

                         An officer shall disclose his interest in any material contract or transaction or proposed material contract or transaction with the Corporation in accordance with paragraph 3.17.

5.12         Agents and Attorneys

                         The board shall have power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers of management or otherwise (including the powers to subdelegate) as may be thought fit.

5.13         Fidelity Bonds

                         The board may require such officers, employees and agents of the Corporation as the board deems advisable to furnish bonds for the faithful discharge of their powers and duties, in such form and with such surety as the board may from time to time determine but no director shall be liable for failure to require any such bond or for the insufficiency of any such bond or for any loss by reason of the failure of the Corporation to receive any indemnity thereby provided.

ARTICLE 6
PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

6.1          Submission of Contracts or Transactions to Shareholders for Approval

                         The board in its discretion may submit any contract, act or transaction for approval, ratification or confirmation at any meeting of the shareholders called for the purpose of considering the same and any contract, act or transaction that shall be approved, ratified or confirmed by a resolution passed by a majority of the votes cast at any such meeting (unless any different or additional requirement is imposed by the Act or by the Corporation's articles or any other by-law) shall be as valid and as binding upon the Corporation and upon all the shareholders as though it had been approved, ratified or confirmed by every shareholder of the Corporation.

6.2          For the Protection of Directors and Officers

                         In supplement of and not by way of limitation upon any rights conferred upon directors by the provisions of the Act, it is declared that no director shall be disqualified by his office from, or vacate his office by reason of, holding any office or place of profit under the Corporation or under any body corporate in which the Corporation shall be a shareholder or by reason of being otherwise in any way directly or indirectly interested or contracting with the Corporation either as vendor, purchaser or otherwise or being concerned in any contract or arrangement made or proposed to be entered into with the Corporation in which he is in any way directly or indirectly interested either as vendor, purchaser or otherwise nor shall any director be liable to account to the Corporation or any of its shareholders or creditors for any profit arising from any such office or place of profit; and, subject to the provisions of the Act, no contract or arrangement entered into by or on behalf of the Corporation in which any director shall be in any way directly or indirectly interested shall be avoided or voidable and no director shall be liable to account to the Corporation or any of its shareholders or creditors for any profit realized by or from any such contract or arrangement by reason of the fiduciary relationship existing or established thereby. Subject to the provisions of the Act and to paragraph 3.17, no director shall be obliged to make any declaration of interest or refrain from voting in respect of a contract or proposed contract with the Corporation in which such director is in any way directly or indirectly interested.

6.3          Limitation of Liability

                         Except as otherwise provided in the Act, no director or officer for the time being of the Corporation shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act for conformity or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation shall be placed out or invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any persons, firm or corporation including any person, firm or corporation with whom or which any moneys, securities or effects shall be lodged or deposited for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his respective office or trust or in relation thereto unless the same shall happen by or through his failure to exercise the powers and to discharge the duties of his office honestly, in good faith and in the best interests of the Corporation and in connection therewith to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The directors for the time being of the Corporation shall not be under any duty or responsibility in respect of any contract, act or transaction whether or not made, done or entered into in the name or on behalf of the Corporation, except such as shall have been submitted to and authorized or approved by the board. If any director or officer of the Corporation shall be employed by or shall perform services for the Corporation otherwise than as a director or officer or shall be a member of a firm or a shareholder, director or officer of a company which is employed by or performs services for the Corporation, the fact of his being a director or officer of the Corporation shall not disentitle such director or officer or such firm or company, as the case may be, from receiving proper remuneration for such services.

6.4          Indemnity

                         Subject to the limitations contained in the Act, the Corporation shall indemnify and hold harmless a director or officer, a former director or officer, or an individual who acts or acted at the request of the Corporation as a director or officer or in a similar capacity of another entity, and each of their respective heirs and personal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by them in respect of any civil, criminal, administrative, investigative or other proceeding to which the individual is made a party by reason of being or having been a director or officer of the Corporation or at the request of the Corporation as a director or officer, or in similar capacity, of another entity, if:

(a)

such individual acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which such individual acted as director or officer, or in a similar capacity, at the request of the Corporation; and

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such individual had reasonable grounds for believing that his conduct was lawful.

                         The Corporation shall advance moneys to a director, officer or other individual for the costs, charges and expenses of any proceeding referred to in this section 6.4 of this by-law. The individual shall repay the moneys to the Corporation if the individual does not fulfill the relevant conditions specified in the Act. The Corporation shall also indemnify such individual in such other circumstances as the Act permits or requires. Nothing in this by-law shall limit the right of any person entitled to indemnity to claim indemnity apart from the provisions of this by-law.

6.5          Insurance

                         The Corporation may purchase and maintain insurance for the benefit of any person referred to in paragraph 6.4 against such liabilities and in such amounts as the board may from time to time determine and are permitted by the Act.

ARTICLE 7
SHARES

7.1          Allotment

                         The board may from time to time allot or grant options to purchase the whole or any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the board shall determine, provided that no share shall be issued until it is fully paid as provided by the Act.

7.2          Commissions

                         The board may from time to time authorize the Corporation to pay a reasonable commission to any person in consideration of his purchasing or agreeing to purchase shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares.

7.3          Registration of Transfers

                         Subject to the provisions of the Act, no transfer of shares shall be registered in a securities register except upon presentation of the certificate representing such shares with an endorsement which complies with the Act made thereon or delivered therewith duly executed by an 'appropriate person as provided by the Act, together with such reasonable assurance that the endorsement is genuine and effective as the board may from time to time prescribe, upon payment of all applicable taxes and any fees prescribed by the board, upon compliance with such restrictions on transfer as are authorized by the articles.

7.4          Transfer Agents and Registrars

                         The board may from time to time appoint one or more agents to maintain, in respect of each class of securities of the Corporation issued by it in registered form, a securities register and one or more branch securities registers. Such a person may be designated as transfer agent and registrar according to his functions and one person may be designated both registrar and transfer agent. The board may at any time terminate such appointment.

7.5          Non-recognition of Trusts

                         Subject to the provisions of the Act, the Corporation may treat as absolute owner of any share the person in whose name the share is registered in the securities register as if that person had full legal capacity and authority to exercise all rights of ownership, irrespective of any indication to the contrary through knowledge or notice or description in the Corporation's records or on the share certificate.

7.6          Share Certificates

                         Every holder of one or more shares of the Corporation shall be entitled, at his option, to a share certificate, or to a non-transferable written acknowledgement of his right to obtain a share certificate, stating the number and class or series of shares held by him as shown on the securities register. Share certificates and acknowledgements of a shareholder's right to a share certificate, respectively, shall be in such form as the board shall from time to time approve. Any share certificate shall be signed in accordance with paragraph 2.2 and need not be under the corporate seal; provided that, unless the board otherwise determines, certificates representing shares in respect of which a transfer agent and/or registrar has been appointed shall not be valid unless countersigned by or on behalf of such transfer agent and/or registrar. The signature of one of the signing officers or, in the case of share certificates which are not valid unless countersigned by or on behalf of a transfer agent and/or registrar, the signatures of both signing officers, may be printed or mechanically reproduced in facsimile upon share certificates and every such facsimile signature shall for all purposes be deemed to be the signature of the officer whose signature it reproduces and shall be binding upon the Corporation. A share certificate executed as aforesaid shall be valid notwithstanding that one or both of the officers whose facsimile signature appears thereon no longer holds office at the date of issue of the certificate.

7.7          Replacement of Share Certificates

                         The board or any officer or agent designated by the board may in its or his discretion direct the issue of a new share certificate in lieu of and upon cancellation of a share certificate that has been mutilated or in substitution for a share certificate claimed to have been lost, destroyed or wrongfully taken on payment of such fee, not exceeding $5.00, and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the board or any duly appointed transfer agent may from time to time prescribe, whether generally or in any particular case.

7.8          Joint Shareholders

                         If two or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them. Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such shares.

7.9          Deceased Shareholders

                         In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make payment of any dividends thereon except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.

ARTICLE 8
DIVIDENDS AND RIGHTS

8.1          Dividends

                         Subject to the provisions of the Act, the board may from time to time declare dividends payable to the shareholders according to their respective rights and interest in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares of the Corporation.

8.2          Dividend Cheques

                         A dividend payable in cash shall be paid by cheque drawn on the Corporation's bankers or one of them to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at his recorded address, unless such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at their recorded address. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

8.3          Non-receipt of Payment

                         In the event' of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.

8.4          Record Date for Dividends and Rights

                         The board may fix in advance a date, preceding by not more than 50 days the date for the payment of any dividend or the date -for the issue of any warrant or other evidence of the right to subscribe for securities of the Corporation, as al record date for the determination of the persons entitled to receive payment of such dividend or to exercise the right to subscribe for such securities, and notice of any such record date shall be given not less than seven days before such record date in the manner provided by the Act. If no record date is so fixed, the record date for the determination of the persons entitled to receive payment of any dividend or to exercise the right to subscribe for securities of the Corporation shall be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the board.

8.5          Unclaimed Dividends

                         Any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

ARTICLE 9
MEETINGS OF SHAREHOLDERS

9.1          Annual Meetings

                         The annual meeting of shareholders shall be held at such time in each year as the board, the Chairman of the Board (if any), The Chief Executive Officer, or the President may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing an auditor and for the transaction of such other business as may properly be brought before the meeting.

9.2          Special Meetings

                         The board, the Chairman of the Board (if any) or the President shall have power to call a special meeting of shareholders at any time.

9.3          Place of Meetings

                         Meetings of shareholders shall be held at such place in or outside Ontario as the board shall so determine.

9.4          Notice of Meetings

                         Notice of the time and place of each meeting of shareholders shall be given in the manner provided in paragraph 12.1 not less than 21 days nor more than 50 days before the date of the meeting or as otherwise prescribed by applicable laws, to each director, to the auditor and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of shareholders called for any purpose other than consideration of the financial statements and auditors report, election of directors and reappointment of the incumbent auditor shall state or be accompanied by a statement of the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and the text of any special resolution or by-law to be submitted to the meeting. A shareholder and any other person entitled to attend a meeting of shareholders may in any manner waive notice of or otherwise consent to a meeting of shareholders.

9.5          List of Shareholders Entitled to Notice

                         For every meeting of shareholders, the Corporation shall prepare a list of shareholders entitled to receive notice of the meeting, arranged in alphabetical order and showing the number of shares held by each shareholder entitled to vote at the meeting. If a record date for the meeting is fixed pursuant to paragraph 9.6, the shareholders listed shall be those registered at the close of business on such record date. If no record date is fixed, the shareholders listed shall be those registered at the close of business on the day immediately preceding the day on which notice of the meeting is given, or where no such notice is given, the day on which the meeting is held. The list shall be available for examination by any shareholder during usual business hours at the registered office of the Corporation or at the place where the central securities register is maintained and at the meeting for which the list was prepared.

9.6          Record Date for Notice

                         The board may fix in advance a date, preceding the date of any meeting of shareholders by not more than 60 days and not less than 30 days, or as otherwise prescribed by applicable laws, as a record date for the determination of the shareholders entitled to notice of the meeting, provided that notice of any such record date shall be given not less than seven days before such record date by newspaper advertisement in the manner provided in the Act and by written notice to each stock exchange on which its shares are traded. If no record date is so fixed, the record date for the determination of the shareholders entitled to notice of the meeting shall be at the close of business on the day immediately preceding the day on which the notice is given or, if no notice is given, the day on which the meeting is held.

9.7          Meetings without Notice

                         A meeting of shareholders may be held without notice at any time and place permitted by the Act

(i)	if all the shareholders entitled to vote thereat are present in person or represented by proxy waive notice of or otherwise consent to such meeting being held, and

(ii)

if the auditor and the directors are present or waive notice of or otherwise consent to such meeting being held, so long as such shareholders, auditor and directors present are not attending for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. At such a meeting any business may be transacted which the Corporation at a meeting of shareholders may transact. If the meeting is held at a place outside Canada, shareholders not present or represented by proxy, but who have waived notice of or otherwise consented to such meeting, shall also be deemed to have consented to the meeting being held at such place.

9.8          Chairman, Secretary and Scrutineers

                         The chairman of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and who is present at the meeting: the Chief Executive Officer, the President or a Vice-President who is a director and a shareholder. If no such officer is present within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chairman. If the Secretary of the Corporation is absent, the chairman shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chairman with the consent of the meeting.

9.9          Persons Entitled to be Present

                         The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and the auditor of the Corporation and others who, although not entitled to vote are entitled or required under any provision of the Act or the articles or the by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

9.10        Quorum

                         A quorum for the transaction of business at any meeting of shareholders shall be 2 persons present in person, each being a shareholder entitled to vote thereat, or a duly appointed proxy or proxyholder for an absent shareholder so entitled, holding or representing in the aggregate not less than 10% of the issued shares of the Corporation enjoying voting rights at such meeting.

9.11        Right to Vote

                         Subject to the provisions of the Act as to authorized representatives of any other body corporate or association, at any meeting of shareholders for which the Corporation has prepared the list referred to in paragraph 9.5, every person who is named in such list shall be entitled to vote the shares shown opposite his name. At any meeting of shareholders for which the Corporation has not prepared the list referred to in paragraph 9.5, every person shall be entitled to vote at the meeting who at the time is entered in the securities register as the holder of one or more shares carrying the right to vote at such meeting.

9.12        Proxies

                         Shareholders of the Corporation shall be entitled to vote in person or, if the shareholder is a body corporate, association or other unincorporated entity, by a representative authorized by a resolution of the directors of such body corporate, association or other unincorporated entity. association or other unincorporated entity, entitled to vote at a meeting of shareholders may by means of a proxy appoint a proxyholder or alternate proxyholder, who need not be a shareholder of the Corporation, as the nominee thereof to attend and act at the meeting in the manner, to the extent and with the authority conferred by the proxy. Signatures on instruments of proxy need not be witnessed and may be printed, lithographed or otherwise reproduced thereon. The chairman of any meeting of shareholders shall determine the authenticity of all signatures on instruments of proxy, which determination shall be final and conclusive. The chairman of any meeting of shareholders, including any adjournment thereof, may also in his discretion, unless otherwise determined by resolution of the directors, accept any telecopied, telegraphed, telexed, cabled or emailed proxy or other communication as to the authority of anyone claiming to vote on behalf of, or to represent, a shareholder of the Corporation notwithstanding that no instrument of proxy conferring such authority has been lodged with the Corporation and any votes cast in accordance with such telecopied, telegraphed, telexed, cabled or e-mailed proxy or other communication accepted by the chairman shall be valid and any votes cast in accordance therewith shall be counted. An instrument of proxy may be signed and delivered in blank and filled in afterwards by the chairman of the board, the president, the secretary or any assistant-secretary of the Corporation or by any other person designated by the directors. It shall not be necessary for an instrument of proxy to be dated or to have inserted therein the number of shares of the Corporation owned by the appointor thereunder. The directors may, at the expense of the Corporation, send out an instrument of proxy in which certain directors or officers of the Corporation or other persons are named, which may be accompanied by stamped envelopes for the return of such instruments of proxy, even if the directors so named vote the proxies in favour of their own election as directors. The directors may specify in the notice calling a meeting of the shareholders of the Corporation a time, not exceeding 48 hours (excluding Saturdays and holidays) preceding the time fixed for the meeting or any adjournment thereof, before which proxies must be deposited with the Corporation or an agent thereof. Unless otherwise determined by the chairman of the meeting, an instrument of proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, where no such time is specified in such notice, if it has been received by the secretary or another officer of the Corporation or the chairman of the meeting or any adjournment thereof before the time of voting on the particular matter. An instrument of proxy shall cease to be valid one year from the date thereof.

9.13        Revocation of Proxies

                         In addition to revocation in any other manner permitted by law, an instrument of proxy may be revoked by an instrument in writing signed in the same manner as an instrument of proxy may be signed and deposited either at the registered office of the Corporation at any time up to and including the last day (excluding Saturdays and holidays) preceding the date of the meeting of shareholders or any adjournment thereof at which the instrument of proxy is to be used or with the chairman of such meeting or any adjournment thereof before the time of voting on the particular matter.

9.14        Time for Deposit of Proxies

                         The board may by resolution specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting or an adjournment thereof by not more than 48 hours exclusive of any part of a non-business day, before which time proxies to be used at such meeting must be deposited. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, if no such time is specified in such notice, only if it has been received by the Secretary of the Corporation or by the chairman of the meeting or any adjournment thereof prior to the time of voting.

9.15        Joint Shareholders

                         If two or more persons hold shares jointly, any one of them present in person or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote the shares; but if two or more of those persons .are present in person or represented by proxy and vote, they shall vote as one the shares jointly held by them.

9.16        Votes to Govern

                         At any meeting of shareholders every question shall, unless otherwise required by the articles or by-laws or by law, be determined by a majority of the votes cast on the question. In case of an equality of votes either upon a show of hands or upon a poll, the chairman of the meeting shall not be entitled to a second or casting vote.

9.17        Show of Hands

                         Subject to the provisions of the Act, any question at a meeting of shareholders shall be decided by a show of hands unless a ballot thereon is required or demanded as hereinafter provided. Upon a show of hands every person who is present and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question.

9.18        Ballots

                         On any question proposed for consideration at a meeting of shareholders, and whether or not a vote by show of hands has been taken thereon, any shareholder or proxyholder entitled to vote at the meeting may require or demand a ballot. A ballot so required or demanded shall be taken in such manner as the chairman shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled, in respect of the shares which he is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

9.19        Termination, Adjournment and Postponement

                         The chairman of a meeting of shareholders may terminate the meeting following the conclusion of all business which may properly come before the meeting. A meeting of shareholders may be adjourned only upon the affirmative vote of a majority of the votes cast in respect of the shares present or represented in person or by proxy at the meeting. Any business may be brought before or dealt with at any adjourned meeting which may have been brought up or dealt with at the original meeting. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of less than 30 days, it is not necessary to give notice of the resumption of the meeting if the time and place for resuming the meeting are announced at the meeting which is adjourned. The directors may postpone any meeting of shareholders previously called by the directors. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the resumption of the meeting shall be given in accordance with the Act.

9.20        Procedure at Meetings

                         The chairman of any meeting of shareholders shall determine the procedure thereat in all respects and his decision on all matters or things, including but without in any way limiting the generality of the foregoing, any question regarding the validity or invalidity of any instrument of proxy or ballot, shall be conclusive and binding upon all of the shareholders of the Corporation, except as otherwise specifically provided in the by-laws of the Corporation.

9.21        One-Shareholder Meeting

                         Where all of the outstanding shares of any class or series of shares of the Corporation are held by one shareholder, that shareholder present in person or by proxyholder or by authorized representative shall constitute a meeting of the holders of that class or series of shares of the Corporation.

9.22        Meetings by Telephonic, Electronic or Other Communication Facility

                         Meetings of shareholders may be held entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting if so determined by the directors or by the shareholders who called the particular meeting of shareholders. Any person entitled to attend a meeting of shareholders may participate in such a meeting by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other if the Corporation makes available such a communication facility and any person participating in a meeting by such means shall be deemed to be present at the meeting. Any vote at such a meeting may, but is not required to, be held entirely by means of a telephonic, electronic or other communication facility that the Corporation has made available for that purpose.

9.23        Resolution in Writing

                         A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders unless a written statement with respect to the subject matter of the resolution is submitted by a director or the auditor in accordance with the Act.

ARTICLE 10
INFORMATION AVAILABLE TO SHAREHOLDERS

10.1        Information Available to Shareholders

                         Except as provided by the Act, no shareholder shall be entitled to discovery of any information respecting any details or conduct of the Corporation’s business which in the opinion of the directors it would be inexpedient in the interests of the Corporation to communicate to the public.

10.2        Directors' Determination

                         The directors may from time to time, subject to the rights conferred by the Act, determine whether and to what extent and at what time and place and under what conditions or regulations the documents, books and registers and accounting records of the Corporation or any of them shall be open to the inspection of shareholders and no shareholder shall have any right to inspect any document or book or register or accounting record of the Corporation except as conferred by statute or authorized by the board or by a resolution of the shareholders in general meeting.

ARTICLE 11
DIVISIONS AND DEPARTMENTS

11.1        Creation and Consolidation of Divisions

                         The board may cause the business and operations of the Corporation or any part thereof to be divided or to be segregated into one or more divisions upon such basis, including without limitation, character or type of operation, geographical territory, product manufactured or service rendered, as the board may consider appropriate in each case. The board may also cause the business and operations of any such division to be further divided into sub-units and the business and operations or any such divisions or sub-units to be consolidated upon such basis as the board may consider appropriate in each case.

11.2        Name of Division

                         Any division or its sub-units may be designated by such name as the board may from time to time determine and may transact business under such name, provided that the Corporation shall set out its name in legible characters in all contracts, invoices, negotiable instruments and orders for goods or services issued or made by or on behalf of the Corporation.

11.3        Officers of Division

                         From time to time the board or, if authorized by the board, the Chief Executive Officer, may appoint one or more officers for any division, prescribe their powers and duties and settle their terms of employment and remuneration. The board or, if authorized by the board, the Chief Executive Officer, may remove at its or his pleasure any officer so appointed, without prejudice to such officer's rights under any employment contract. Officers of divisions or their sub-units shall not, as such, be officers of the Corporation.

ARTICLE 12
NOTICES

12.1        Method of Giving Notices

                         Any notice (which term includes any communication or document) to be given (which term includes sent, delivered or served) pursuant to the' Act, the regulations thereunder, the articles, the bylaws or otherwise to a shareholder, director, officer, auditor or member of a committee of the board shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to his recorded address or if mailed to him at his recorded address by prepaid mail or if sent to him at his recorded address by any means of prepaid transmitted or, recorded communication. A notice so delivered shall be deemed to have been given when it is delivered personally or to the recorded address as aforesaid; a notice so mailed shall be deemed to have been given when deposited in a post office or public letter box and shall be deemed to have been received on the fifth day after so depositing; and a notice so sent by any means of transmitted or recorded communication shall be deemed to have been given when dispatched or delivered to the appropriate communication company or agency or its representative for dispatch. The Secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the board in accordance with any information believed by him to be reliable.

12.2        Signature to Notices

                         The signature of any director or officer of the Corporation to any notice or document to be given by the Corporation may be written, stamped, typewritten or printed or partly written, stamped, typewritten or printed.

12.3        Proof of Service

                         A certificate of the Chairman of the Board (if any), the President, a Vice- President, the Secretary or the Treasurer or of any other officer of the Corporation in office at the time of the making of the certificate or of a transfer officer of any transfer agent or branch transfer agent of shares of any class of the Corporation as to the facts in relation to the mailing or delivery of any notice or other document to any shareholder, director, officer or auditor or publication of any notice or other document shall be conclusive evidence thereof and shall be binding on every shareholder, director, officer or auditor of the Corporation as the case may be.

12.4        Notice to Joint Shareholders

                         All notices with respect to shares registered in more than one name shall, if more than one address appears on the records of the Corporation in respect of such joint holdings, be given to all of such joint shareholders at the first address so appearing, and notice so given shall be sufficient notice to the holders of such shares.

12.5        Computation of Time

                         In computing the date when notice must be given under any provision requiring a specified number of days notice of any meeting or other event both the date of giving the notice and the date of the meeting or other event shall be excluded.

12.6        Undelivered Notices

                         If any notice given to a shareholder pursuant to paragraph 12.1 is returned on three consecutive occasions because he cannot be found, the Corporation shall not be required to give any further notices to such shareholder until he informs the Corporation in writing of his new address.

12.7        Omissions and Errors

                         The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise found thereon.

12.8        Deceased Shareholders

                         Any notice or other document delivered or sent by post or left at the address of any shareholder as the same appears in the records of the Corporation shall, notwithstanding that such shareholder be then deceased, and whether or not the Corporation has notice of his decease, be deemed to have been duly served in respect of the shares held by such shareholder (whether held solely or with any person or persons) until some other person be entered in his stead in the records of the Corporation as the holder or one of the holders thereof and such service shall for all purposes be deemed a sufficient service of such notice or document on his heirs, executors or administrators and on all persons, if any, interested with him in such shares.

12.9        Persons Entitled by Death or Operation of Law

                         Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall, have been duly given to the shareholder from whom he derives his title to such share prior to his name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which he became so entitled) and prior to his furnishing to the Corporation the proof of authority or evidence of his entitlement prescribed by the Act.

12.10       Waiver of Notice

                         Any shareholder (or his duly appointed proxyholder), director, officer, auditor or member of a committee of the board may at any time waive any notice, or waive or abridge the time for any notice, required to be given to him under any provision of the Act, the regulations thereunder, the articles, the bylaws or otherwise and such waiver or abridgement, whether given before or after the meeting or other event of which notice is required to be given shall cure any default in the giving or in the time of such notice, as the case may be. Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the board or of a committee of the board which may be given in any manner.

ARTICLE 13
BORROWING POWERS OF THE DIRECTORS

13.1        Borrowing Power.

                         Without limiting the borrowing powers of the Corporation as set forth in the Act, but subject to the provisions of the Act, the board may from time to time, without authorization of the shareholders:

(a)	borrow money on the credit of the Corporation;

(b)	issue, reissue, sell or pledge debt obligations of the Corporation;

(c)	give guarantees on behalf of the Corporation to secure performance of an obligation of any person; and

(d)	mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation owned or subsequently acquired, to secure any obligation of the Corporation.

13.2        The directors may from time to time authorize any director or directors, officer or officers, employee of the Corporation or other person or persons, whether connected with the Corporation or not, to make arrangements with reference to the monies borrowed or to be borrowed as aforesaid and as to the terms and conditions of the loan thereof and as to the securities to be given therefor, with power to vary or modify such arrangements, terms and conditions and to give such additional debt obligations for any monies borrowed or remaining due by the Corporation as the directors of the Corporation may authorize and generally to manage, transact and settle the borrowing of money by the Corporation.

13.3        The directors may from time to time authorize any director or directors, officer or officers, employee of the Corporation or other person or persons, whether connected with the Corporation or not, to sign, execute and give on behalf of the Corporation all documents, agreements and promises necessary or desirable for the purposes aforesaid and to draw, make, accept, endorse, execute and issue cheques, promissory notes, bills of exchange, bills of lading and other negotiable or transferable instruments and the same and all renewals thereof or substitutions therefor so signed shall be binding upon the Corporation.

13.4        The words "debt obligations" as used in this Section 13 mean bonds, debentures, notes or other similar obligations or guarantees of such an obligation, whether secured or unsecured.

ARTICLE 14
BUSINESS OF THE CORPORATION

14.1        Registered Office.

                         The registered office of the Corporation shall be in the municipality or geographic township specified in its Articles, and at such place therein as the directors of the Corporation may from time to time by resolution determine.

14.2        Corporate Seal.

                         The corporate seal of the Corporation, if any, shall be such seal as the directors of the Corporation may from time to time by resolution adopt.

14.3        Banking Arrangements.

                         The banking business of the Corporation or any part thereof shall be transacted with such chartered banks, trust companies or other financial institutions as the board may by resolution from time to time determine.

                         Cheques on the bank accounts, drafts drawn or accepted by the Corporation, promissory notes given by it, acceptances, bills of exchange, orders for the payment of money and other instruments of a like nature may be made, signed, drawn, accepted or endorsed, as the case may be, by such officer or officers, person or persons as the board of directors may by resolution from time to time name for that purpose.

                         Cheques, promissory notes, bills of exchange, orders for the payment of money and other negotiable paper may be endorsed for deposit to the credit of the Corporation’s bank account by such officer or officers, person or persons, as the board of directors may by resolution from time to time name for that purpose, or they may be endorsed for such deposit by means of a stamp bearing the Corporation’s name.

14.4        Execution of Instruments.

                         Any instruments in writing may be signed in the name of and on behalf of the Corporation by two persons, one of whom holds the office of Chairman of the Board, Chief Executive Officer, President, Vice-President or director and the other of whom holds one of the said offices or the office of Secretary, Chief Financial Officer or Treasurer and any instrument in writing so signed shall be binding upon the Corporation without any further authorization or formality. In the event that the Corporation has only one officer and director, that person alone may sign any instruments in writing in the name of and on behalf of the Corporation. The board of directors shall have power from time to time by resolution to appoint any one officer or director or any other officer or officers or any person or persons on behalf of the Corporation either to sign instruments in writing generally or to sign specific instruments in writing. The corporate seal, if any, may be affixed to any instruments in writing on the authority of any of the persons named in this section.

                         The term "instruments in writing" as used herein shall, without limiting the generality thereof, include contracts, documents, deeds, mortgages, hypothecs, charges, security interests, conveyances, transfers and assignments of property (real or personal, immovable or movable), agreements, tenders, releases, proxies, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of shares, stocks, bonds, debentures or other securities and all paper writings.

14.5        Investments.

                          In particular, without limiting the generality of the foregoing, execution as provided in Section 14.4 hereof shall be adequate to sell, assign, transfer, exchange, convert or convey any securities, rights and warrants.

14.6        Voting Securities in Other Companies.

                         All securities carrying voting rights in any other body corporate held from time to time by the Corporation may be voted at all meetings of holders of such securities in such manner and by such person or persons as the board of the Corporation from time to time determines. In the absence of action by the board, the proper signing officers of the Corporation may also from time to time execute and deliver for and on behalf of the Corporation instruments of proxy and arrange for the issuance of voting certificates and other evidence of right to vote in such names as they may determine.

14.7        Solicitors.

                         Either the Chief Executive Officer, President or Chief Financial Officer shall have power from time to time to instruct solicitors to institute or defend actions or other legal proceedings for the Corporation without any specific resolution or retainer or instructions from the board provided, however, that the board may give instructions superseding or varying such instructions.

14.8        Custody of Securities.

                         The directors may from time to time by resolution provide for the deposit and custody of securities of the Corporation.

                         All share certificates, bonds, debentures, debenture stock certificates, notes or other obligations or securities belonging to the Corporation, may be issued or held in the name of a nominee or nominees of the Corporation (and if issued or held in the name of more than one nominee shall be held in the names of the nominees jointly with right of survivorship) and may be endorsed in blank with endorsement guaranteed in order to enable transfers to be completed and registration to be effected.

14.9        Charging Assets.

                         The board may from time to time charge, hypothecate, mortgage or pledge any or all of the assets of the Corporation not only by means of bonds and debentures by way of fixed charge or charges or by way of floating charge or charges, but also by any other instrument or instruments for the purposes of securing any past or existing or new or future liability direct or indirect of the Corporation or for the purpose of securing any bonds, debentures or other securities or liabilities of the Corporation or of any other body corporate.

14.10       Invalidity of Any Provisions of this By-Law.

                         The invalidity or unenforceability of any provision of this by-law shall not affect the validity or enforceability of the remaining provisions of this by-law.

14.11       Fiscal Year.

                         The fiscal year of the Corporation shall terminate on such day in each year as is from time to time established by the board of directors.

ARTICLE 15
EFFECTIVE DATE

15.1        Effective date.

                         This by-law shall come into force on the date of the resolution of the shareholders making this by-law a by-law of the Corporation.

15.2        Registered Office.

                         All previous by-laws of the Corporation are repealed as of the coming into force of this by-law. Such repeal shall not affect the previous operations of any by-law so repealed or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under, or the validity of any contract or agreement made pursuant to, or the validity of any articles or predecessor charter documents of the Corporation obtained pursuant to, any such by-law prior to its repeal. All officers and persons acting under any by-law so repealed shall continue to act as if appointed under the provisions of this by-law and all resolutions of the shareholders or the directors or a committee of the directors with continuing effect passed under any repealed by-law shall continue good and valid except to the extent inconsistent with this by-law and until amended or repealed.